Exhibit 99.2

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Table of Contents Financial Review 3 Consolidated Statements 26 Consolidated Statements of Comprehensive Income (Loss) 27 Consolidated Statements of Financial Position 28 Consolidated Statements of Changes in Equity 31 Consolidated Statements of Cash Flows 32 Notes to the Consolidated Statements 34 (1) General Information 34 (2) Basis of Preparation 35 (3) Accounting Policies 35 (4) Segment Reporting 36 (5) Revenue from Customers 41 (6) Other Operating Income and Expenses 44 (7) Earnings per Share 45 (8) Other Operating Assets and Liabilities 47 (9) Commitments and Contingencies 49 (10) Borrowings 49 (11) Financial Income and Expenses 54 (12) Fair Value Estimation 55 (13) Events after the Balance Sheet Date 57 2 Q2 Financial Results 2026 I Table of Contents

Financial Review
Consolidated Statements
Notes to the Consolidated Statements

Financial Review

Comparability of future results

The following financial review, which should be read in conjunction with the Sunrise Interim Consolidated Financial Statements included in this report, reflects the Sunrise results for the periods ended 30 June 2026 and 2025.

Factors affecting Sunrise performance

Sunrise believes that the key factors affecting its historical and future business and financial performance include:

Sunrise-UPC transaction. The combination of the Sunrise legacy mobile franchise with UPC Switzerland's broadband network, in the Sunrise-UPC transaction that closed in November 2020, created opportunities for both revenue growth and cost synergies. Capturing these opportunities required the combined company to invest in integrating operations, and also came with some expected execution challenges, primarily related to preserving ARPUs and elevated customer churn experienced while migrating legacy UPC customers from the higher-priced legacy UPC platform to the Sunrise brand.

Competition. The Swiss telecommunications market is served by three primary players, Swisscom, Sunrise and Salt, with Swisscom historically holding the largest market share across all services. Close competition among the three players has resulted in industry pricing pressure leading to decreased industry ARPUs, with each of the three competitors, including Sunrise, introducing flanker brands to provide services at lower prices and engaging in price-based promotions and price-matching offers to win customers.

Subscriber base and ARPU in residential services. Sunrise revenues in the residential segment are dependent on its ability to maintain and expand its subscriber base. In addition, Sunrise revenues in this segment are dependent on its ability to balance its service prices with the size of its subscriber base to optimise ARPU, calculated as the average monthly revenue per fixed customer relationship or mobile subscriber, as applicable. Revenues for each of the periods presented were affected by decreases in the subscriber base resulting from expected integration challenges associated with migrating legacy UPC customers in the residential segment to the Sunrise brand following the Sunrise-UPC transaction, as well as lower ARPU resulting from migration of such UPC customers from the higher-priced UPC platform to the Sunrise brand. Sunrise believes that such challenges have now been substantially resolved, which it believes should enable Sunrise to stabilise and grow the Sunrise brand revenues in the residential segment in the near to medium term. Sunrise has been implementing strategies designed to reduce subscriber volume loss and price sensitivity, including premium positioning of the Sunrise brand, promotion of converged subscriptions and introduction of value-added services.

Service portfolio and pricing in business services. Compared to its market share in residential services, Sunrise believes that it is currently under-represented in business-customer services, where Swisscom is by far the dominant competitor. Growth in business- and wholesale-services segment revenues in the periods presented reflected, in part, the success of efforts by Sunrise to capture additional market share in Swiss business services, supported by its robust telecommunications-services offerings and its evolving portfolio of value-added services (such as security, ICT, consulting and engineering solutions) underpinned by an ecosystem of strategic partners. Such revenue growth also reflects growth in revenues from existing business customers, primarily as a result of the expansion of the businesses of Sunrise customers necessitating additional services, including, primarily, additional mobile-service subscriptions, but also as a result of efforts by Sunrise to cross-sell additional services to existing customers. In the business-services segment, the size of the Sunrise customer base is generally less impacted by its service prices than in the residential segment because Sunrise normally offers its portfolio of services to business customers in customised service packages at negotiated prices, benefiting from volume, usage and bundling discounts. Although certain of the Sunrise business customers may be sensitive to mobile-service price fluctuations, particularly in larger enterprises, the number of mobile-service subscriptions generally fluctuates based on the size of the business-customer's employee base, rather than changes to the Sunrise service prices. Accordingly, in business services, in addition to the ability to maintain and expand its customer base and cross-sell additional services, Sunrise revenues depend on its ability to price its services effectively. Going forward, Sunrise is further focused on leveraging synergies with residential subscribers to acquire small business customers (nine or fewer employees), growing market share among small-medium business customers (10 to 249 employees), including by leveraging residential sales channels, and further increasing its share of wallet of existing enterprise business customers (250 employees and above).

Investments in network quality. Sunrise revenues are dependent on its reputation among customers for high mobile- and fixed-network quality and reliability. While Sunrise does not develop its own network-infrastructure technologies or otherwise conduct meaningful research and development activities, Sunrise contracts with infrastructure-technology providers to purchase and install upgrades and additions to its network infrastructure in order to maintain and enhance the quality and reliability of its telecommunications services. Therefore, Sunrise undertook capital expenditures in the periods presented to increase capacity and upgrade the mobile infrastructure. During the periods presented, the capital-expenditure profile of Sunrise has benefited, and is expected to continue to benefit, from its hybrid network infrastructure, which utilises a mix of owned infrastructure, shared antenna sites and supplemental network-access agreements with subscriber-based charges to increase network coverage and enhance service offerings, thereby substantially reducing capital expenditures necessary to support growth.

Cost management. Sunrise supports its profitability by managing its cost profile and therefore continuously reviewing its cost base. The company is consistently looking for optimisation opportunities and efficiency improvements across its operations, supported by disciplined cost controls and initiatives to simplify processes, leverage scale and remain agile.

3 Q2 Financial Results 2026 I Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements

Interest and currency exchange rates. In the periods presented, Sunrise after-tax losses and free cash flows benefited from relatively low interest rates after hedges, resulting from the low interest-rate environment prevailing at the time the debt was incurred. While substantially all of Sunrise debt is denominated in EUR or USD, substantially all debt has been swapped into CHF and interest rates were fixed through hedging arrangements at the time the debt was incurred.

As of 30 June 2026, Sunrise had outstanding third-party indebtedness together with accrued interest of CHF 4.5 billion, at a weighted-average cost of capital of approximately 2.7% after interest-rate hedges. Sunrise indebtedness outstanding as of 30 June 2026 matures between 2029 and 2032.

On 13 February 2025, Sunrise announced the issuance of Facility AAA (USD 1,300 million Term Loan B due 2032) by Sunrise Financing Partnership. The loan was drawn and closed on 13 February 2025. Proceeds from the new loan were used to refinance Facility AX in full and to partially repay Facility AY, including associated fees.

On 28 May 2025, Sunrise issued Sunrise FinCo I B.V. 4.625% 2032 (€) and applied the proceeds in full to refinance its existing Term Loans AU and AY.

On 30 June 2025, the Group amended Revolving Facility B, replacing the prior EUR 720 million revolving commitment (maturing September 2029) with a CHF 500 million facility (maturing March 2031), transitioning pricing from EURIBOR +2.5% to SARON +2.0%.

On 9 October 2025, the Group issued an additional 4.625% Senior Secured Notes due 2032 through its subsidiary Sunrise FinCo I B.V. Together with a new USD 650 million term loan under Facility AAA (fungible with, and consolidating into, Facility AAA) maturing in February 2032, the proceeds were used to refinance existing debt, including Term Loan AT and a portion of the USD 5.5% Senior Notes due 2028.

Following the refinancing completed on 9 October 2025, the Group, on 13 November 2025, fully redeemed the remaining USD 75 million of 5.5% Senior Notes due 2028, eliminating this maturity entirely.

In December 2025, the Group further reduced gross indebtedness through a partial repayment of EUR 56.8 million of Senior Secured Notes due 2029, lowering the outstanding balance of those notes to EUR 318.1 million.

As a result of these transactions, near-term maturities were materially reduced, the weighted-average maturity of the Group's debt was extended, and the debt stack remained substantially fixed-rate or economically hedged through 2032, limiting exposure to interest-rate and currency volatility.

On 22 July 2026, Sunrise announced that it further strengthened its debt maturity profile. Please refer to Note 13 of the Interim Consolidated Financial Statements for further details.

4 **Q2 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements

Financial review

The following financial review, which should be read in conjunction with the Sunrise Interim Consolidated Financial Statements included in this report, is intended to assist in providing an understanding of the results of operations and financial condition for the periods ended 30 June 2026 and 2025 and is organised as follows:

- Summary financial information and operating data: This section includes summary financial information and operating data of Sunrise.
- Results of operations: This section provides an analysis of actual results of operations.
- Liquidity and capital resources: This section provides an analysis of corporate and subsidiary liquidity and the Interim Consolidated Statements of Cash Flows.
- Quantitative and qualitative disclosures about market risk: This section provides discussion and analysis of the market risks that Sunrise faces.

Certain uppercase terms used below have been defined in the Notes to the Interim Consolidated Financial Statements.

Summary financial information and operating data

The tables below set out summary financial information and operating data of Sunrise for the indicated periods.

Sunrise results have been prepared in accordance with IFRS. The following information should be read in conjunction with the Sunrise Interim Consolidated Financial Statements included in this report. Sunrise historical results are not necessarily indicative of expected future results.

Sunrise Statements of Income or Loss Data:

	Six months ended 30 June		Three months ended 30 June	
CHF in millions	**2026**	**2025**	**2026**	**2025**
Revenue	1,435.7	1,453.7	712.9	731.6
Direct costs	(383.1)	(376.0)	(192.1)	(191.7)
Personnel expenses	(212.2)	(219.1)	(103.5)	(111.6)
Other operating income and capitalised labour	30.1	31.3	14.8	15.8
Other operating expenses	(331.2)	(330.8)	(150.9)	(164.0)
Operating income before depreciation and amortisation	**539.3**	**559.1**	**281.2**	**280.1**
Depreciation of right-of-use assets	(61.9)	(65.0)	(31.2)	(32.1)
Depreciation and amortisation	(431.8)	(456.2)	(217.8)	(222.8)
Operating income	**45.6**	**37.9**	**32.2**	**25.2**
Financial income	58.6	422.0	37.3	359.1
Financial expenses	(181.6)	(530.9)	(94.8)	(456.7)
Share of gains of equity method investments	2.0	4.1	0.0	3.0
Income (loss) before taxes	**(75.4)**	**(66.9)**	**(25.3)**	**(69.4)**
Income tax (expense) benefit	13.6	12.0	2.9	15.8
Net loss	**(61.8)**	**(54.9)**	**(22.4)**	**(53.6)**

5 **Q2 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements

Sunrise Cash Flow Data:

CHF in millions	Six months ended 30 June 2026	Six months ended 30 June 2025	Three months ended 30 June 2026	Three months ended 30 June 2025
Net cash provided by operating activities	467.1	461.6	367.3	290.5
Net cash used in investing activities	(128.6)	(277.2)	(45.5)	(165.9)
Net cash used in financing activities	(511.6)	(402.1)	(373.5)	(218.8)
Effect of exchange rate changes on cash	(0.3)	(0.3)	(0.1)	(0.2)
Net decrease in cash and cash equivalents	**(173.4)**	**(218.0)**	**(51.8)**	**(94.4)**

Sunrise Summary Financial Data:

CHF in millions, except percentages	Six months ended 30 June 2026	Six months ended 30 June 2025	Three months ended 30 June 2026	Three months ended 30 June 2025
Revenue	1,435.7	1,453.7	712.9	731.6
Net loss	**(61.8)**	**(54.9)**	**(22.4)**	**(53.6)**
Net loss margin	(4.3)%	(3.8)%	(3.1)%	(7.3)%
Adjusted EBITDAaL[1]	**490.3**	**494.1**	**244.4**	**254.1**
Adjusted EBITDAaL margin	34.2%	34.0%	34.3%	34.7%
Net cash provided by operating activities	467.1	461.6	367.3	290.5
Adjusted Free Cash Flow[2]	**85.9**	**16.8**	**203.5**	**144.5**

[1]Adjusted EBITDAaL is the primary measure used by the Sunrise chief operating decision maker to evaluate operating performance and is also a key factor that is used by the internal decision makers within Sunrise to (i) determine how to allocate resources and (ii) evaluate the effectiveness of Sunrise management for the purposes of annual and other incentive-compensation plans. The Sunrise internal decision makers believe Adjusted EBITDAaL is a meaningful measure because it represents a transparent view of recurring operating performance that is unaffected by the Sunrise capital structure and allows management to (a) readily view operating trends, (b) perform analytical comparisons and benchmarking between segments and (c) identify strategies to improve operating performance. Adjusted EBITDAaL is defined as Adjusted EBITDA after lease-related expenses. Adjusted EBITDA is defined as income (loss) before income-tax benefit (expense), share of losses (gains) of equity-method investments, financial income, financial expenses, depreciation and amortisation, share-based compensation expense and restructuring and other. Other operating items include but are not limited to (1) provisions and provision releases related to litigation, (2) certain related-party charges and (3) gains and losses on the disposal of long-lived assets. Consolidated Adjusted EBITDA and Adjusted EBITDAaL are non-IFRS measures, which readers should view as a supplement to, and not a substitute for, IFRS measures of profitability included in the Sunrise Interim Consolidated Financial Statements included in this report. Further, the Sunrise definition of Adjusted EBITDAaL and Adjusted EBITDA may differ from the way other companies define and apply their definitions of such terms. The following table provides a reconciliation of net income (loss) to Adjusted EBITDA and Adjusted EBITDAaL:

6 **Q2 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements

CHF in millions	Six months ended 30 June 2026	Six months ended 30 June 2025	Three months ended 30 June 2026	Three months ended 30 June 2025
Net loss	(61.8)	(54.9)	(22.4)	(53.6)
Income tax expense (benefit)	(13.6)	(12.0)	(2.9)	(15.8)
Share of gains of equity method investments	(2.0)	(4.1)	0.0	(3.0)
Financial income	(58.6)	(422.0)	(37.3)	(359.1)
Financial expenses	181.6	530.9	94.8	456.7
Operating income	**45.6**	**37.9**	**32.2**	**25.2**
Depreciation and amortisation	431.8	456.2	217.8	222.8
Depreciation of right-of-use assets	61.9	65.0	31.2	32.1
Share-based compensation expense	14.4	23.5	8.6	16.2
Restructuring and other	28.5	7.1	1.0	5.1
Adjusted EBITDA	**582.1**	**589.7**	**290.7**	**301.4**
Lease-related expenses	(91.8)	(95.6)	(46.3)	(47.3)
Adjusted EBITDAaL	**490.3**	**494.1**	**244.4**	**254.1**

[2] Adjusted Free Cash Flow is defined as net cash provided by operating activities plus (i) operating-related vendor-financed additions (which represents an increase in the period to actual cash available as a result of extending vendor payment terms beyond normal payment terms, which are typically 90 days or less, through non-cash financing activities) and (ii) cash receipts in the period from interest-related derivatives, less (a) cash payments in the period for interest, (b) cash payments in the period for capital expenditures, (c) principal payments on amounts financed by vendors and intermediaries (which represents a decrease in the period to actual cash available as a result of paying amounts to vendors and intermediaries where vendor payments were previously extended beyond the normal payment terms) and (d) principal payments on lease liabilities (which represents a decrease in the period to actual cash available), each as reported in the Consolidated Statements of Cash Flows. Sunrise believes its presentation of Adjusted Free Cash Flow, which is a non-IFRS measure, provides useful information to investors because this measure can be used to gauge its ability to (1) service debt, (2) distribute dividends to shareholders and (3) fund new investment opportunities after consideration of all actual cash payments related to its working-capital activities and expenses that are capital in nature, whether paid inside normal vendor payment terms or paid later outside normal vendor payment terms (in which case Sunrise typically pays in less than 365 days). Adjusted Free Cash Flow should not be understood to represent the ability to fund discretionary amounts, as Sunrise has various mandatory and contractual obligations, including debt repayments, that are not deducted to arrive at these amounts. Investors should view Adjusted Free Cash Flow as a supplement to, and not a substitute for, IFRS measures of liquidity included in the Sunrise Consolidated Statements of Cash Flows. Further, the Sunrise definition of Adjusted Free Cash Flow may differ from the way other companies define and apply their definition of Adjusted Free Cash Flow. The following table provides a reconciliation of net cash provided by operating activities to Adjusted Free Cash Flow:

7 **Q2 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements

CHF in millions	Six months ended 30 June 2026	Six months ended 30 June 2025	Three months ended 30 June 2026	Three months ended 30 June 2025
Net cash provided by operating activities	467.1	461.6	367.3	290.5
Interest paid	(143.5)	(135.9)	(18.7)	(32.9)
Interest-related derivative receipts (payments)	30.7	5.4	—	15.6
Vendor financing additions[i]	138.8	188.4	52.6	97.6
Capital expenditures	(128.3)	(273.9)	(45.5)	(165.9)
Principal payments on vendor financing	(219.7)	(174.2)	(132.2)	(41.2)
Payment of lease liabilities	(59.2)	(54.7)	(20.0)	(19.4)
Adjusted Free Cash Flow	**85.9**	**16.8**	**203.5**	**144.5**

[i]For the purposes of the Sunrise Consolidated Statements of Cash Flows, vendor financing additions represent operating-related expenses financed by an intermediary that are treated as constructive operating cash outflows and constructive financing cash inflows when the intermediary settles the liability with the vendor. The capital-related expenses financed by an intermediary are treated as non-cash transactions on Day 1. When Sunrise pays the financing intermediary for both operating and capital transactions, it records financing cash outflows in its Consolidated Statements of Cash Flows. For the purposes of its Adjusted Free Cash Flow definition, Sunrise (a) adds in the constructive financing cash inflow when the intermediary settles the liability with the vendor, as its actual net cash available at that time is not affected and (b) subsequently deducts the related financing cash outflow when Sunrise actually pays the financing intermediary, reflecting the actual reduction to its cash available to service debt or fund new investment opportunities.

Sunrise Summary ARPU Data:

CHF	Six months ended 30 June 2026	Six months ended 30 June 2025	Three months ended 30 June 2026	Three months ended 30 June 2025
Residential Customers:				
Fixed Services				
ARPU per Fixed Customer Relationship[1]	54.7	58.1	54.5	57.9
Mobile Services				
ARPU per Mobile Subscriber[2]	28.9	29.0	28.9	29.3

[1]Average Revenue Per Unit (ARPU) is the average subscription revenue per average fixed customer relationship or mobile subscriber, as applicable. ARPU per fixed customer relationship is calculated by dividing the average subscription revenue from residential fixed services by the average of the opening and ending balances of fixed customer relationships for the period.
[2]ARPU per mobile subscriber is calculated by dividing the average mobile subscription revenue (including interconnect revenue but excluding handset sales and late fees) by the average of the opening and ending balances of mobile subscribers in service for the period.

8 **Q2 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Sunrise Summary Operating Data: As of 30 June 2026 2025 Residential Customers: Fixed Services 1 Fixed Customer Relationships 1,324,226 1,360,565 2 Select Fixed RGUs : 3 Broadband Internet 1,137,499 1,152,349 4 Enhanced TV 857,461 882,635 Mobile Services 5 Mobile RGUs 2,339,695 2,349,000 Postpaid Mobile RGUs 2,118,314 2,081,252 Prepaid Mobile RGUs 221,381 267,748 6 Fixed-mobile Convergence 61.1% 58.5% Business Customers & Wholesale: 7 Fixed Services 1 Fixed Customer Relationships 136,481 130,321 2 Select Fixed RGUs : 3 Broadband Internet 149,967 143,389 4 Enhanced TV 99,754 93,660 8 Mobile Services 5 Mobile RGUs 837,079 797,167 Postpaid Mobile RGUs 801,344 754,703 Prepaid Mobile RGUs 35,735 42,464 6 Fixed-mobile Convergence 77.5% 77.2% 9 Q2 Financial Results 2026 I Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements

[1]Fixed customer relationships represent the number of customers who receive at least one of the Sunrise broadband Internet, TV or fixed-line telephony services, without regard to which or to how many services they subscribe. Fixed customer relationships generally are counted on a unique-premises basis. Accordingly, if an individual receives Sunrise services in two premises (e.g., a primary home and a vacation home), that individual generally will count as two fixed customer relationships. Sunrise fixed customer relationships include customers who receive basic cable services (BCS) which are services delivered without the use of encryption-enabling, integrated or virtual technology as well as customers who receive fixed telephony services over Sunrise networks, or that Sunrise services through a partner network.

[2]A fixed RGU is, separately, an Internet subscriber or an enhanced TV subscriber. A home, residential multiple-dwelling unit or commercial unit may contain one or more RGUs. For example, if a residential customer subscribes to the Sunrise broadband Internet service and enhanced TV service, the customer will constitute two RGUs. RGUs generally are counted on a unique-premises basis such that a given premises does not count as more than one RGU for any given service. However, if an individual receives one of the services in two premises (e.g., a primary home and a vacation home), that individual will count as two RGUs for that service. Each bundled Internet or enhanced TV service is counted as a separate RGU regardless of the nature of any bundling discount or promotion. Non-paying subscribers are counted as subscribers during their free promotional service period. Some of these subscribers may choose to disconnect after their free service period. Services offered without charge on a long-term basis (e.g., certain preferred subscribers) generally are not counted as RGUs. Free services provided to Sunrise employees generally are counted as RGUs.

[3]Internet subscribers are homes, residential multiple-dwelling units or commercial units that receive fixed broadband Internet services over Sunrise fixed or mobile networks or that Sunrise services through a partner network.

[4]Enhanced TV subscribers are homes, residential multiple-dwelling units or commercial units that receive Sunrise enhanced TV services, which are TV services delivered through encryption-enabling, integrated or virtual technology over the Sunrise broadband network or through a partner network. Enhanced TV subscribers exclude subscribers that receive BCS, as described above.

[5]A mobile RGU is a mobile subscriber, which represents an active SIM card in service. A subscriber who has a data and voice plan for a mobile handset and a data plan for a laptop would be counted as two mobile subscribers. Sunrise has both prepaid and postpaid mobile subscribers. Prepaid subscribers are excluded from the mobile-subscriber count after a period of inactivity of 90 days, based on industry standards in Switzerland.

[6]Fixed-mobile convergence penetration represents the number of customers who subscribe to both a fixed broadband Internet service and a pre- or postpaid mobile-telephony service, divided by the total number of customers who subscribe to a fixed broadband Internet service.

[7]Business Customer & Wholesale fixed relationships and fixed RGUs include customers who receive fixed services that are the same or similar to mass-marketed products offered to residential customers. This includes customers who receive discounted services pursuant to a programme Sunrise has in place with their employer and small business customers (generally defined as businesses with nine or fewer employees) and does not include services provided to small-medium business customers (generally defined as businesses with 10 to 249 employees) and large enterprises (generally defined as businesses with 250 or more employees) or wholesale services

[8]Business Customer & Wholesale mobile RGUs represent the number of active SIM cards in service that are provided to business and wholesale customers, including customers who receive discounted services pursuant to a programme Sunrise has in place with their employer, SOHO, SME and enterprise customers, as well as to customers who subscribe for mobile services delivered over Sunrise networks through a branded reseller with whom Sunrise contracts, and excluding customers who subscribe for mobile services delivered over Sunrise networks through an MVNO with whom Sunrise contracts, as well as other wholesale customers.

Additional general notes to table

While Sunrise takes appropriate steps to ensure that subscriber statistics are presented on a consistent and accurate basis at any given balance-sheet date, the variability in (i) the nature and pricing of products and services, (ii) the distribution platform, (iii) billing systems, (iv) bad-debt collection efforts and (v) other factors add complexity to the subscriber-counting process. Sunrise periodically reviews the subscriber-counting policies and underlying systems to improve the accuracy and consistency of the data reported on a prospective basis.

10 **Q2 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Results of operations The discussion presented in this section provides an analysis of Sunrise revenue and expenses for the periods ended 30 June 2026 and 2025 as further described in Notes 4, 5 and 6 to the Interim Consolidated Financial Statements. Revenue Sunrise derives revenue primarily from communications services provided to residential and business customers, including mobile, broadband Internet, TV and fixed-line telephony services, and from infrastructure and support functions. Residential Customers Revenue Residential fixed subscription revenue includes amounts received from subscribers for ongoing services and the recognition of deferred installation revenue over the associated contract period. Residential fixed non-subscription and hardware revenue includes, among other items, channel carriage fees, late fees and revenue from the sale of equipment. Residential subscription revenue from subscribers who purchase bundled services at a discounted rate is generally allocated proportionally to each service based on the standalone price for each individual service. As a result, changes in the standalone pricing of fixed and mobile products or the composition of bundles can contribute to changes in product revenue categories from period to period. Residential mobile subscription revenue includes amounts received from subscribers for ongoing services. Residential mobile non-subscription and hardware revenue includes, among other items, revenue from sales of mobile handsets and other devices. Business Customers & Wholesale Revenue Business Customer & Wholesale subscription revenue represents revenue from (i) services provided to SOHO subscribers and (ii) mobile, connectivity and information and communication technology (ICT) services provided to medium and large enterprises. Business Customer & Wholesale non-subscription and hardware revenue includes revenue from business broadband Internet, TV, fixed-line telephony, data and ICT services, such as carrier and roaming services, offered to medium and large enterprises and fixed-line and mobile services on a wholesale basis, offered to other operators. Infrastructure & Support Functions Revenue Infrastructure & Support Functions revenue primarily includes built-to-suit (BTS) revenue related to mobile towers built by Sunrise and sold to Swiss Towers. 11 Q2 Financial Results 2026 I Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements

Periods ended 30 June 2026 compared to periods ended 30 June 2025
Revenue by major category and reportable segment for the indicated periods is set out below:

	Six months ended 30 June		Increase (decrease)	Three months ended 30 June		Increase (decrease)
CHF in millions, except percentages	**2026**	**2025**	**%**	**2026**	**2025**	**%**
Residential Customers:						
Fixed Revenue:	459.4	496.8	(7.5)	225.9	245.9	(8.1)
Subscription	437.7	476.9	(8.2)	216.8	237.5	(8.7)
Non-subscription and hardware	21.7	19.9	9.0	9.1	8.4	8.3
Mobile Revenue:	500.6	494.9	1.2	246.5	249.8	(1.3)
Subscription	405.1	408.1	(0.7)	202.7	206.3	(1.7)
Non-subscription and hardware	95.5	86.8	10.0	43.8	43.5	0.7
Other:	52.7	49.9	5.6	27.1	25.6	5.9
Total Residential Customers Revenue	**1,012.7**	**1,041.6**	**(2.8)**	**499.5**	**521.3**	**(4.2)**
Business Customers & Wholesale:						
Fixed Revenue:	239.4	238.2	0.5	120.8	120.8	—
Subscription	154.1	153.4	0.5	76.9	77.0	(0.1)
Non-subscription and hardware	85.3	84.8	0.6	43.9	43.8	0.2
Mobile Revenue:	174.7	169.0	3.4	86.5	86.3	0.2
Subscription	134.5	133.2	1.0	67.5	67.4	0.1
Non-subscription and hardware	40.2	35.8	12.3	19.0	18.9	0.5
Other:	4.4	1.6	175.0	1.7	0.9	88.9
Total Business Customers & Wholesale Revenue	**418.5**	**408.8**	**2.4**	**209.0**	**208.0**	**0.5**
Infrastructure & Support Functions:						
Other:	4.5	3.3	36.4	4.4	2.3	91.3
Total Infrastructure & Support Functions Revenue	**4.5**	**3.3**	**36.4**	**4.4**	**2.3**	**91.3**
Total Revenue	**1,435.7**	**1,453.7**	**(1.2)**	**712.9**	**731.6**	**(2.6)**

12 **Q2 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements

Residential Customers. The details of the decrease in Sunrise Residential Customer Revenue during the periods ended 30 June 2026, compared to the corresponding period in 2025, are set out below:

	Six months ended 30 June			Three months ended 30 June		
CHF in millions	**Subscription revenue**	**Non-subscription**	**Total**	**Subscription revenue**	**Non-subscription**	**Total**
Increase (decrease) in residential fixed revenue due to change in:						
Average number of fixed customer relationships[1]	(11.6)	—	(11.6)	(6.6)	—	(6.6)
ARPU	(27.6)	—	(27.6)	(14.1)	—	(14.1)
Increase in residential fixed non-subscription and hardware revenue	—	1.8	1.8	—	0.7	0.7
Total increase (decrease) in residential fixed revenue	**(39.2)**	**1.8**	**(37.4)**	**(20.7)**	**0.7**	**(20.0)**
Increase (decrease) in residential mobile revenue due to change in:						
Average number of mobile subscribers[2]	(1.5)	—	(1.5)	(0.9)	—	(0.9)
ARPU	(1.5)	—	(1.5)	(2.7)	—	(2.7)
Increase in residential mobile non-subscription and hardware revenue	—	8.7	8.7	—	0.3	0.3
Total increase (decrease) in residential mobile revenue	**(3.0)**	**8.7**	**5.7**	**(3.6)**	**0.3**	**(3.3)**
Increase in other residential revenue	—	2.8	2.8	—	1.5	1.5
Total	**(42.2)**	**13.3**	**(28.9)**	**(24.3)**	**2.5**	**(21.8)**

[1]Average number of fixed customer relationships is calculated as the average of the opening and ending balances of fixed customer relationships in the period.

[2]Average number of mobile subscribers is calculated as the average of the opening and ending balances of mobile subscribers in the period.

Total Residential Customers revenue decreased CHF 28.9 million or 2.8% during the six-month period and CHF 21.8 million or 4.2% during the three-month period ended 30 June 2026, compared to the corresponding periods in 2025. The revenue decrease in both periods is primarily due to the net effect of (i) a decrease in fixed subscription revenue due to lower ARPU, mainly driven by higher discounts (partially from a technical shift of discount allocation from mobile to fixed since the new portfolio launch in spring 2025) and due to lower average number of fixed customer relationships, (ii) an increase in fixed non-subscription and hardware revenue, mainly driven by higher MySports revenue, (iii) a decrease in mobile subscription revenue due to a lower average number of mobile subscribers driven by a lower prepaid base, lower variable usage (interconnect, roaming and options) and a lower ARPU, partially mitigated by a technical shift of discount allocation from mobile to fixed since the new portfolio launch in spring 2025, (iv) an increase in mobile non-subscription and hardware revenue due to higher handset sales and (v) an increase in other revenue, mainly driven by higher fee-related revenue.

Business Customers & Wholesale. Total Business Customers & Wholesale revenue increased CHF 9.7 million or 2.4% during the six-month period and CHF 1.0 million or 0.5% during the three-month period ended 30 June 2026, compared to the corresponding periods in 2025. The revenue increase is primarily due to the net effect of (i) an increase in fixed subscription revenue during the six-month period, including higher FVNO-related subscription revenues and higher variable usage, partially offset by lower ramp-up of initiatives (in the three-month period the fixed subscription revenue remained stable), (ii) an increase in fixed non-subscription and hardware revenue due to higher installation revenue in the three- and six-month periods, partially offset by lower FVNO-related hardware revenues in the three-month period, (iii) an increase in mobile subscription revenue primarily due to a higher base and higher MVNO-related revenues, partially offset by lower variable revenues, (iv) an increase in mobile non-subscription and hardware revenue in the six-month period due to higher handset sales and an increase in wholesale services driven by higher roaming revenues partially offset

13 **Q2 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements by lower handset sales in the three-month period and (v) an increase in other revenue mainly due to higher fee-related revenue. Infrastructure and Support Functions. Total Infrastructure and Support Functions revenue increased CHF 1.2 million or 36.4% during the six-month period and CHF 2.1 million or 91.3% during the three-month period ended 30 June 2026, compared to the corresponding periods in 2025, primarily due to higher BTS revenue. 14 Q2 Financial Results 2026 I Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Profit Reconciliation Direct costs Direct costs include programming and copyright costs, interconnect and access costs, costs of mobile handsets and other devices and other costs of sales related to Sunrise operations. Programming and copyright costs represent a significant portion of operating costs and are subject to rises in future periods due to various factors, including (i) higher costs associated with the expansion of digital video content, including rights associated with ancillary product offerings and rights that provide for the broadcast of live sporting events, and (ii) rate increases. Personnel expenses Personnel expenses include salary and payroll costs, commissions, share-based compensation and contingent labour. Other operating income and capitalised labour This line item includes capitalised internal labour and other income primarily related to legal settlements. Other operating expenses Other expenses include marketing and other sales costs, network operations, customer- service costs, business-service costs, restructuring and other general expenses. 15 Q2 Financial Results 2026 I Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements

Periods ended 30 June 2026 compared to periods ended 30 June 2025

	Six months ended 30 June		Increase (decrease)	Three months ended 30 June		Increase (decrease)
CHF in millions, except percentages	**2026**	**2025**	**%**	**2026**	**2025**	**%**
Revenue	1,435.7	1,453.7	(1.2)	712.9	731.6	(2.6)
Direct costs	(383.1)	(376.0)	1.9	(192.1)	(191.7)	0.2
Personnel expenses	(212.2)	(219.1)	(3.1)	(103.5)	(111.6)	(7.3)
Other operating income and capitalised labour	30.1	31.3	(3.8)	14.8	15.8	(6.3)
Other operating expenses	(331.2)	(330.8)	0.1	(150.9)	(164.0)	(8.0)
Operating income before depreciation and amortisation	**539.3**	**559.1**	**(3.5)**	**281.2**	**280.1**	**0.4**
Depreciation of right-of-use assets	(61.9)	(65.0)	(4.8)	(31.2)	(32.1)	(2.8)
Depreciation and amortisation	(431.8)	(456.2)	(5.3)	(217.8)	(222.8)	(2.2)
Operating income	**45.6**	**37.9**	**20.3**	**32.2**	**25.2**	**27.8**
Financial income	58.6	422.0	(86.1)	37.3	359.1	(89.6)
Financial expenses	(181.6)	(530.9)	(65.8)	(94.8)	(456.7)	(79.2)
Share of gains of equity method investments	2.0	4.1	(51.2)	0.0	3.0	(100.0)
Income (loss) before taxes	**(75.4)**	**(66.9)**	**(12.7)**	**(25.3)**	**(69.4)**	**63.5**
Income tax (expense) benefit	13.6	12.0	13.3	2.9	15.8	(81.6)
Net loss	**(61.8)**	**(54.9)**	**(12.6)**	**(22.4)**	**(53.6)**	**58.2**

16 **Q2 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements

Direct costs

	Six months ended 30 June		Increase (decrease)	Three months ended 30 June		Increase (decrease)
CHF in millions, except percentages	**2026**	**2025**	**%**	**2026**	**2025**	**%**
Residential Customers	237.9	234.3	1.5	116.7	117.1	(0.3)
Business Customers & Wholesale	140.4	135.3	3.8	71.8	71.1	1.0
Infrastructure & Support Functions	4.8	6.4	(25.0)	3.6	3.5	2.9
Total	**383.1**	**376.0**	**1.9**	**192.1**	**191.7**	**0.2**

Residential Customers. Total Residential Customers direct costs increased CHF 3.6 million or 1.5% during the six-month period and decreased CHF 0.4 million or 0.3% during the three-month period ended 30 June 2026, compared to the corresponding periods in 2025. The increase in the six-month period is primarily due to an increase in mobile handset costs driven by higher handset sales volumes.

Business Customers & Wholesale. Total Business Customers & Wholesale direct costs increased CHF 5.1 million or 3.8% during the six-month period and CHF 0.7 million or 1.0% during the three-month period ended 30 June 2026, compared to the corresponding periods in 2025, primarily due to (i) an increase in access cost and (ii) an increase in FVNO-related cost in the six-month period, partially offset by lower mobile handset costs driven by lower handset sales volumes in the three-month period.

Infrastructure & Support Functions. Total Infrastructure and Support Functions direct costs decreased CHF 1.6 million or 25.0% during the six-month period and increased CHF 0.1 million or 2.9% during the three-month period ended 30 June 2026, compared to the corresponding periods in 2025, primarily due to lower access costs following the expiry of legacy capacity agreements in the six-month period partially offset by an increase of BTS-related costs in the three-month period.

Personnel expenses

	Six months ended 30 June		Increase (decrease)	Three months ended 30 June		Increase (decrease)
CHF in millions, except percentages	**2026**	**2025**	**%**	**2026**	**2025**	**%**
Residential Customers	71.2	72.3	(1.5)	35.1	36.1	(2.8)
Business Customers & Wholesale	41.1	42.1	(2.4)	19.6	21.2	(7.5)
Infrastructure & Support Functions	99.9	104.7	(4.6)	48.8	54.3	(10.1)
Total	**212.2**	**219.1**	**(3.1)**	**103.5**	**111.6**	**(7.3)**

Residential Customers. Total Residential Customers personnel expenses decreased CHF 1.1 million or 1.5% during the six-month period and CHF 1.0 million or 2.8% during the three-month period ended 30 June 2026, compared to the corresponding periods in 2025, primarily due to (i) lower payroll expenses as a result of lower residential-customer staffing levels and (ii) lower internal sales commissions.

Business Customers & Wholesale. Total Business Customers & Wholesale personnel expenses decreased CHF 1.0 million or 2.4% during the six-month period and CHF 1.6 million

17 **Q2 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements

or 7.5% during the three-month period ended 30 June 2026, compared to the corresponding periods in 2025, primarily due to lower payroll expenses as a result of lower business customers and wholesale staffing levels.

Infrastructure & Support Functions. Total Infrastructure and Support Functions personnel expenses decreased by CHF 4.8 million or 4.6% during the six-month period and CHF 5.5 million or 10.1% during the three-month period ended 30 June 2026, compared to the corresponding periods in 2025, primarily due to lower share-based compensation.

Other operating income and capitalised labour

	Six months ended 30 June		Increase (decrease)	Three months ended 30 June		Increase (decrease)
CHF in millions, except percentages	**2026**	**2025**	**%**	**2026**	**2025**	**%**
Residential Customers	3.1	3.5	(11.4)	1.5	1.9	(21.1)
Business Customers & Wholesale	3.0	3.0	0.0	1.4	1.4	0.0
Infrastructure & Support Functions	24.0	24.8	(3.2)	11.9	12.5	(4.8)
Total	**30.1**	**31.3**	**(3.8)**	**14.8**	**15.8**	**(6.3)**

Residential Customers. Total Residential Customers other operating income and capitalised labour decreased CHF 0.4 million or 11.4% during the six-month period and CHF 0.4 million or 21.1% during the three-month period ended 30 June 2026, compared to the corresponding periods in 2025, primarily due to a decrease in capitalisable labour activities.

Business Customers & Wholesale. Total Business Customers & Wholesale other operating income and capitalised labour remained unchanged during the six-month and three-month periods ended 30 June 2026, compared to the corresponding periods in 2025.

Infrastructure & Support Functions. Total Infrastructure and Support Functions other operating income and capitalised labour decreased CHF 0.8 million or 3.2% during the six-month period and CHF 0.6 million or 4.8% during the three-month period ended 30 June 2026, compared to the corresponding periods in 2025, primarily due to a decrease in capitalisable labour activities.

Other operating expenses

	Six months ended 30 June		Increase (decrease)	Three months ended 30 June		Increase (decrease)
CHF in millions, except percentages	**2026**	**2025**	**%**	**2026**	**2025**	**%**
Residential Customers	129.9	137.4	(5.5)	62.6	61.1	2.5
Business Customers & Wholesale	20.1	21.1	(4.7)	10.2	10.8	(5.6)
Infrastructure & Support Functions	181.2	172.3	5.2	78.1	92.1	(15.2)
Total	**331.2**	**330.8**	**0.1**	**150.9**	**164.0**	**(8.0)**

18 **Q2 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements

Residential Customers. Total Residential Customers other operating expenses decreased CHF 7.5 million or 5.5% during the six-month period and increased CHF 1.5 million or 2.5% during the three-month period ended 30 June 2026, compared to the corresponding periods in 2025, primarily due to (i) a decrease in professional services mainly from lower consultancy spend in the six-month period partially compensated by higher consultancy spend in the three-month period, (ii) lower supply chain-related spend in the six-month period and (iii) lower IT expenses from lower project spend and different quarterly phasing of certain expenses in the six-month period.

Business Customers & Wholesale. Total Business Customers & Wholesale other operating expenses decreased CHF 1.0 million or 4.7% during the six-month period and CHF 0.6 million or 5.6% during the three-month period ended 30 June 2026, compared to the corresponding periods in 2025, primarily due to a decrease in IT expenses from lower project spend.

Infrastructure & Support Functions. Total Infrastructure and Support Functions other operating expenses increased CHF 8.9 million or 5.2% during the six-month period and decreased CHF 14.0 million or 15.2% during the three-month period ended 30 June 2026 compared to the corresponding periods in 2025. This includes an increase in the six-month period of approximately CHF 23 million due to a restructuring programme from Q1 2026 and a decrease in the three-month period of approximately CHF 3 million due to a restructuring programme in 2025. The remaining decrease in other operating expenses is primarily due to the net effect of (i) a decrease in IT expenses from lower project spend, (ii) a decrease in network-related cost, (iii) a decrease in expenses related to facility and energy and (iii) an increase in allowance for receivables driven by a change of estimate recorded in the six-month period of the previous year, which creates an unfavourable year-on-year comparison.

Depreciation and amortisation. Total depreciation and amortisation, including depreciation and amortisation of right-of-use assets, decreased CHF 27.5 million or 5.3% during the six-month period and CHF 5.9 million or 2.3% during the three-month period ended 30 June 2026, compared to the corresponding periods in 2025.

Operating income. Operating income increased CHF 7.7 million or 20.3% during the six-month period and CHF 7.0 million or 27.8% during the three-month period ended 30 June 2026, compared to the corresponding periods in 2025, driven by the aforementioned changes in revenue and expenses.

Financial income. Financial income decreased CHF 363.4 million or 86.1% during the six-month period and CHF 321.8 million or 89.6% during the three-month period ended 30 June 2026, compared to the corresponding periods in 2025, primarily due to a decrease in foreign-currency transaction gains in the prior-year period which were not earned in 2026, partially offset by an increase in realised and unrealised gains on derivative instruments.

Financial expenses. Financial expenses decreased CHF 349.3 million and 65.8% for the six-month period and CHF 361.9 million or 79.2% during the three-month period ended 30 June 2026, compared to the corresponding periods in 2025, primarily due to foreign-currency transaction losses incurred in the current-year period, partially offset by a decrease in interest expense due to lower outstanding debt.

Income tax benefit. Sunrise recognised income tax benefits of CHF 13.6 million during the six-month period and CHF 2.9 during the three-month period ended 30 June 2026 and income tax benefits of CHF 12.0 million during the six-month period and CHF 15.8 million during the three-month period ended 30 June 2025. The income tax benefit in the six-month period remained stable. The decrease in income tax benefit in the three-month period is primarily due to deferred tax expenses.

Net loss. Net loss increased CHF 6.9 million or 12.6% during the six-month period and decreased CHF 31.2 or 58.2% during the three-month period ended 30 June 2026, compared to the corresponding periods in 2025, due to the aforementioned changes in the above items.

19 **Q2 Financial Results 2026 I** Financial Review

Financial Review
Consolidated Statements
Notes to the Consolidated Statements

Adjusted EBITDAaL. Adjusted EBITDAaL is the primary measure used by the Sunrise chief operating decision maker to evaluate segment operating performance. Consolidated Adjusted EBITDAaL is reconciled to net income (loss) (the most directly comparable IFRS financial measure) within the section Summary Financial Information and Operating Data. Consolidated Adjusted EBITDAaL is a non-IFRS measure, which readers should view as a supplement to, and not a substitute for, IFRS measures of performance included in the interim Consolidated Statements of Income or Loss. The following table sets out the Adjusted EBITDAaL of the reportable segments of Sunrise, as well as its Consolidated Adjusted EBITDAaL:

	Six months ended 30 June		Increase (decrease)	Three months ended 30 June		Increase (decrease)
CHF in millions, except percentages	**2026**	**2025**	**%**	**2026**	**2025**	**%**
Residential Customers	550.3	575.7	(4.4)	273.2	296.1	(7.7)
Business Customers & Wholesale	212.4	207.4	2.4	105.0	103.1	1.8
Infrastructure & Support Functions	(272.4)	(289.0)	5.7	(133.8)	(145.1)	7.8
Total	**490.3**	**494.1**	**(0.8)**	**244.4**	**254.1**	**(3.8)**

Adjusted EBITDAaL margin. The following table sets out the Adjusted EBITDAaL margins (Adjusted EBITDAaL divided by revenue) of each of the reportable segments:

	Six months ended 30 June		Three months ended 30 June	
	2026	**2025**	**2026**	**2025**
Residential Customers	54.3%	55.3%	54.7%	56.8%
Business Customers & Wholesale	50.8%	50.7%	50.2%	49.6%
Infrastructure & Support Functions	N.M.	N.M.	N.M.	N.M.

N.M. — not meaningful

Residential Customers. Total Residential Customers Adjusted EBITDAaL decreased CHF 25.4 million or 4.4% during the six-month period ended 30 June 2026, compared to the corresponding period in 2025, primarily due to the net effect of (i) the aforementioned decrease in revenue of CHF 28.9 million or 2.8%%, (ii) the aforementioned increase in direct costs of CHF 3.6 million or 1.5%, (iii) a decrease in indirect costs of CHF 8.0 million or 3.9%, primarily driven by the aforementioned decrease in personnel expenses and the aforementioned decrease in other operating expenses, partially offset by the aforementioned decrease in other operating income and capitalised labour (excluding, in each case, expenses for share-based compensation, restructuring and other) and (iv) an increase in lease-related expenses of CHF 0.9 million or 3.5%. The Adjusted EBITDAaL margin decreased by 1.0% during the six-month period ended 30 June 2026, compared to the corresponding period in 2025, due to a higher relative decrease in Adjusted EBITDAaL compared to revenue.

Total Residential Customers Adjusted EBITDAaL decreased CHF 22.9 million or 7.7% during the three-month period ended 30 June 2026, compared to the corresponding period in 2025, primarily due to the net effect of (i) the aforementioned decrease in revenue of CHF 21.8 million or 4.2%%, (ii) the aforementioned decrease in direct costs of CHF 0.4 million or 0.3%, (iii) an increase in indirect costs of CHF 1.0 million or 1.0%, primarily driven by the aforementioned increase in other operating expenses and the aforementioned decrease in other operating income and capitalised labour, partially offset by the aforementioned decrease in personnel expenses (excluding, in each case, expenses for share-based compensation, restructuring and other) and (iv) an increase in lease-related expenses of CHF 0.5 million or 3.9%. The Adjusted EBITDAaL margin decreased by 2.1% during the three-month period ended 30 June 2026, compared to the corresponding period in 2025, due to a higher relative decrease in Adjusted EBITDAaL compared to revenue.

20 **Q2 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Business Customers & Wholesale. Total Business Customers & Wholesale Adjusted Infrastructure & Support Functions. Total Infrastructure and Support Functions Adjusted EBITDAaL increased CHF 5.0 million or 2.4% during the three-month period ended 30 June EBITDAaL increased CHF 16.6 million or 5.7% during the three-month period ended 30 June 2026, compared to the corresponding period in 2025, primarily due to the net effect of (i) the 2026, compared to the corresponding period in 2025, primarily due to the net effect of (i) the aforementioned increase in revenue of CHF 9.7 million or 2.4%%, (ii) the aforementioned aforementioned decrease in revenue of CHF 1.2 million or 36.4%%, (ii) the aforementioned increase in direct costs of CHF 5.1 million or 3.8%, (iii) a decrease in indirect costs of CHF 2.0 decrease in direct costs of CHF 1.6 million or 25.0%, (iii) a decrease in indirect costs of CHF million or 3.3%%, primarily driven by the aforementioned decrease in personnel expenses and 7.5 million or 3.4%, primarily driven by the aforementioned decrease in other operating the aforementioned decrease in other operating expenses (excluding, in each case, expenses expenses partially offset by the aforementioned decrease in other operating income and for share-based compensation, restructuring and other) and (iv) an increase in lease-related capitalised labour and increase in personnel expenses (excluding, in each case, expenses for expenses of CHF 1.6 million or 26.7%. The Adjusted EBITDAaL margin increased by 0.1% share-based compensation, restructuring and other) and (iv) a decrease in lease-related during the six-month period ended 30 June 2026, compared to the corresponding period in expenses of CHF 6.3 million or 9.8%. 2025, due to a higher relative increase in Adjusted EBITDAaL compared to revenue. Total Infrastructure and Support Functions Adjusted EBITDAaL increased CHF 11.3 million or Total Business Customers & Wholesale Adjusted EBITDAaL increased CHF 1.9 million or 1.8% 7.8% during the three-month period ended 30 June 2026, compared to the corresponding during the three-month period ended 30 June 2026, compared to the corresponding period period in 2025, primarily due to the net effect of (i) the aforementioned decrease in revenue in 2025, primarily due to the net effect of (i) the aforementioned increase in revenue of CHF of CHF 2.1 million or 91.3%%, (ii) the aforementioned increase in direct costs of CHF 0.1 1.0 million or 0.5%%, (ii) the aforementioned increase in direct costs of CHF 0.7 million or million or 2.9%, (iii) a decrease in indirect costs of CHF 7.2 million or 6.4%, primarily driven by 1.0%, (iii) a decrease in indirect costs of CHF 2.2 million or 7.2%, primarily driven by the the aforementioned decrease in other operating expenses partially offset by the aforementioned decrease in personnel expenses and the aforementioned decrease in other aforementioned decrease in other operating income and capitalised labour and increase in operating expenses (excluding, in each case, expenses for share-based compensation, personnel expenses (excluding, in each case, expenses for share-based compensation, restructuring and other) and (iv) an increase in lease-related expenses of CHF 0.6 million or restructuring and other) and (iv) a decrease in lease-related expenses of CHF 2.1 million or 18.8%. The Adjusted EBITDAaL margin increased by 0.6% during the three-month period 6.7%. ended 30 June 2026, compared to the corresponding period in 2025, due to a higher relative increase in Adjusted EBITDAaL compared to revenue. 21 Q2 Financial Results 2026 I Financial Review

Financial Review
Consolidated Statements
Notes to the Consolidated Statements

Liquidity and capital resources

Sources and uses of cash

Cash and cash equivalents

At 30 June 2026, Sunrise had cash and cash equivalents of CHF 99.8 million, most of which were held by its subsidiaries. The terms of the instruments governing the indebtedness of certain of these subsidiaries may restrict the ability of Sunrise to access the liquidity of these subsidiaries. In addition, its ability to access the liquidity of its subsidiaries may be limited by tax, legal considerations and other factors.

Corporate liquidity of Sunrise

As Sunrise typically does not hold significant amounts of cash and cash equivalents at the corporate level, its primary source of corporate liquidity consists of, subject to the restrictions noted above, proceeds in the form of distributions or loans from its subsidiaries. From time to time, Sunrise may also supplement its sources of corporate liquidity with net proceeds received in connection with the issuance of debt instruments. No assurance can be given that any external funding will be available on favourable terms, or at all.

The corporate liquidity requirements of Sunrise include (i) corporate general and administrative expenses, (ii) interest payments on the Sunrise Holding Senior Notes and (iii) dividends and other returns of capital. From time to time, Sunrise may also require cash in connection with (i) the repayment of third-party debt (including the repurchase or exchange of outstanding debt securities in the open market or privately-negotiated transactions), (ii) the satisfaction of contingent liabilities, (iii) acquisitions, (iv) other investment opportunities or (v) income tax payments.

Liquidity of consolidated operating entities

In addition to cash and cash equivalents, the primary source of liquidity of consolidated operating entities is cash provided by operations and any borrowing availability under the Sunrise Holding Bank Facility. The liquidity of the consolidated operating entities of Sunrise is generally used to fund (i) property and equipment additions, (ii) debt-service requirements, (iii) payments required by derivative instruments and (iv) payments associated with defined-benefit plans, and to settle certain commitments. In this regard, Sunrise has significant commitments related to certain operating costs associated with networks, purchase obligations associated with customer-premises equipment (CPE), certain service-related commitments, programming-studio output and sport-rights contracts. These obligations are expected to represent a significant liquidity requirement of Sunrise consolidated operating entities, a significant portion of which is due over the next 12 to 24 months.
From time to time, the consolidated operating entities of Sunrise may also require liquidity in connection with (i) acquisitions and other investment opportunities, (ii) loans and capital distributions to their intermediate holding companies or (iii) the satisfaction of contingent liabilities. No assurance can be given that any external funding will be available to its consolidated operating entities on favourable terms, or at all.

For additional information please refer to the Sunrise Interim Consolidated Statements of Cash Flows.

Capitalisation

At 30 June 2026, the outstanding principal amount of Sunrise consolidated third-party debt, together with accrued interest, totalled CHF 4.5 billion, including CHF 0.5 billion that is classified as current in the Interim Consolidated Statements of Financial Position. The Sunrise debt profile has an extended maturity runway, with no short-term maturities (c. 86% of debt becoming due after 2029 and c. 61% of debt becoming due in 2032). Please refer to Note 10 of the Interim Consolidated Financial Statements for further details of the Group's financing arrangements.

As of 30 June 2026, Sunrise was in compliance with its debt covenants. In addition, Sunrise does not anticipate any instances of non-compliance with respect to any debt covenants that would have a material adverse impact on its liquidity during the next 12 months.

Sunrise believes it has sufficient resources to repay or refinance the current portion of its debt and lease obligations and to fund foreseeable liquidity requirements during the next 12 months. However, as maturing debt grows in later years, Sunrise anticipates it will seek to refinance or otherwise extend its debt maturities. No assurance can be given that Sunrise will be able to complete these refinancing transactions or otherwise extend its debt maturities. In this regard, it is not possible to predict how political and economic conditions, sovereign-debt concerns or any adverse regulatory developments could impact the credit markets Sunrise accesses and, accordingly, its future liquidity and financial position. The ability of Sunrise to access debt financing on favourable terms, or at all, could be adversely impacted by (i) the financial failure of any of its counterparties, which could reduce amounts available under committed credit facilities and adversely impact its ability to access cash deposited with any failed financial institution and (ii) any tightening of the credit markets. In addition, sustained or increased competition, particularly in combination with adverse economic or regulatory developments, could have an unfavourable impact on Sunrise cash flows and liquidity.

22 **Q2 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements

Interim Consolidated Statements of Cash Flows

Period ended 30 June 2026 compared to period ended 30 June 2025

Summary. The Interim Consolidated Statements of Cash Flows for the periods ended 30 June 2026 and 2025, are summarised as follows:

	Six months ended 30 June		Increase (decrease)	Three months ended 30 June		Increase (decrease)
CHF in millions	**2026**	**2025**	**CHF**	**2026**	**2025**	**CHF**
Net cash provided by operating activities	467.1	461.6	5.5	367.3	290.5	76.8
Net cash used in investing activities	(128.6)	(277.2)	148.6	(45.5)	(165.9)	120.4
Net cash used in financing activities	(511.6)	(402.1)	(109.5)	(373.5)	(218.8)	(154.7)
Effect of exchange rate changes on cash	(0.3)	(0.3)	0.0	(0.1)	(0.2)	0.1
Net decrease in cash and cash equivalents	**(173.4)**	**(218.0)**	**44.6**	**(51.8)**	**(94.4)**	**42.6**

Operating activities. The increase in net cash provided by operating activities in both periods is primarily attributable to changes in cash provided by working-capital items.

Investing activities. The decrease in net cash used by investing activities in both periods is primarily attributable to lower capital expenditures of CHF 145.6 million in the six-month period and CHF 120.4 million in the three-month period, primarily due to increased spend related to assets acquired under vendor financing, the timing of payments for capital-related accrued liabilities and by lower property, plant and equipment and intangible asset additions.

The capital expenditures Sunrise reports in its Interim Consolidated Statements of Cash Flows do not include amounts that are financed under capital-related vendor financing. Instead, these amounts are reflected as non-cash additions to property and equipment when the underlying assets are delivered and as repayments of debt when the principal is repaid. A reconciliation of Sunrise consolidated property and equipment additions to the capital expenditures reported in the Interim Consolidated Statements of Cash Flows is set out below:

	Six months ended 30 June		Increase (decrease)	Three months ended 30 June		Increase (decrease)
CHF in millions	**2026**	**2025**	**CHF**	**2026**	**2025**	**CHF**
Property, plant and equipment and intangible asset additions	235.2	259.5	(24.3)	101.6	116.4	(14.8)
Mergers and acquisitions (asset deals)	—	3.0	(3.0)	—	3.0	(3.0)
Assets acquired under vendor financing	(120.1)	(31.9)	(88.2)	(64.8)	(16.5)	(48.3)
Changes in current liabilities related to capital expenditures (including related-party amounts)	13.2	43.3	(30.1)	8.7	63.0	(54.3)
Capital expenditures	**128.3**	**273.9**	**(145.6)**	**45.5**	**165.9**	**(120.4)**

23 **Q2 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements The decrease in property, plant and equipment and intangible asset additions during the six-month period ended 30 June 2026, compared to the corresponding period in 2025, is primarily attributable to (i) lower spend for coverage, (ii) less expenditures for customer-premises equipment, (iii) lower spend for capacity upgrades, (iv) lower spend for product & enablers and (v) lower baseline. During the six-month periods ended 30 June 2026 and 2025, Sunrise property, plant and equipment and intangible asset additions represented 16.4% and 17.9% of revenue, respectively. The decrease in property, plant and equipment and intangible asset additions during the three-month period ended 30 June 2026, compared to the corresponding period in 2025, is primarily attributable to (i) lower spend for capacity upgrades, (ii) lower spend for coverage, (iii) lower baseline and (iv) lower expenditure for customer-premises equipment, partially offset by (v) higher spend for product & enablers. During the three-month periods ended 30 June 2026 and 2025, Sunrise property, plant and equipment and intangible asset additions represented 14.3% and 15.9% of revenue, respectively. Financing activities. The decrease in net cash used by financing activities is primarily attributable to the net effect of (i) a decrease in cash received in the form of debt borrowings of CHF 786.0 million in the six-month period and CHF 558.0 million in the three-month period, (ii) a decrease in cash used for repayments of debt of CHF 697.6 million in the six-month period and CHF 530.1 million in the three-month period, (iii) a decrease in cash paid for principal-related derivative instruments of CHF 67.7 million in the six-month period and CHF 20.7 million in the three-month period, (iv) a decrease in vendor financing additions of CHF 49.6 million in the six-month period and CHF 45.0 million in the three-month period and (v) an increase in cash paid for vendor financing of CHF 45.5 million in the six-month period and CHF 91.0 million in the three-month period. 24 Q2 Financial Results 2026 I Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements

Quantitative and qualitative disclosures about market risk

Sunrise is exposed to market risk in the normal course of business operations due to its ongoing investing and financing activities. Market risk refers to the risk of loss arising from adverse changes in foreign-currency exchange rates and interest rates.

The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future profits. Sunrise has established policies, procedures and processes governing the management of market risks and the use of derivative instruments to manage exposure to such risks.

Cash
Sunrise invests its cash in highly liquid instruments that meet high credit-quality standards. At 30 June 2026, substantially all of the consolidated cash balance of Sunrise was denominated in Swiss francs.

Projected cash flows associated with derivative instruments
The following table provides information regarding the projected cash flows associated with derivative instruments. The Swiss-franc equivalents presented below are based on interest-rate projections and exchange rates as of 30 June 2026. These amounts are presented for illustrative purposes only and will likely differ from the actual cash payments or receipts required in future periods.

	Payments (receipts) due during:								
CHF in millions	Remainder of 2026	2027	2028	2029	2030	2031	2032	2033	Total
Projected derivative cash payments (receipts), net:									
Interest-related[1]	(42.3)	(90.5)	(85.3)	(58.6)	(43.2)	(30.5)	(19.0)	—	(369.4)
Principal-related[2]	—	—	75.3	238.4	8.7	—	130.0	—	452.4
Other[3]	(2.2)	(3.4)	—	—	—	—	—	—	(5.6)
Total	**(44.5)**	**(93.9)**	**(10.0)**	**179.8**	**(34.5)**	**(30.5)**	**111.0**	**—**	**77.4**

[1] Includes (i) the cash flows of interest-rate cap, floor and swap contracts and (ii) the interest-related cash flows of cross-currency and interest-rate swap contracts.
[2] Includes the principal-related cash flows of cross-currency swap contracts.
[3] Includes amounts related to foreign-currency forward contracts.

25 **Q2 Financial Results 2026 I** Financial Review

Financial Review Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements 26 Q2 Financial Results 2026 I Financial Review

Financial Review
Consolidated Statements
Notes to the Consolidated Statements

Consolidated Statements

Interim Consolidated Statements of Income or Loss (Unaudited)

	Note	Six months ended 30 June		Three months ended 30 June	
CHF in millions		**2026**	**2025**	**2026**	**2025**
Revenue	5	1,435.7	1,453.7	712.9	731.6
Direct costs		(383.1)	(376.0)	(192.1)	(191.7)
Personnel expenses[1]		(212.2)	(219.1)	(103.5)	(111.6)
Other operating income and capitalised labour	6	30.1	31.3	14.8	15.8
Other operating expenses	6	(331.2)	(330.8)	(150.9)	(164.0)
Depreciation of right-of-use assets		(61.9)	(65.0)	(31.2)	(32.1)
Depreciation and amortisation		(431.8)	(456.2)	(217.8)	(222.8)
Operating income		**45.6**	**37.9**	**32.2**	**25.2**
Financial income	11	58.6	422.0	37.3	359.1
Financial expenses	11	(181.6)	(530.9)	(94.8)	(456.7)
Share of gains of equity method investments		2.0	4.1	0.0	3.0
Income (loss) before taxes		**(75.4)**	**(66.9)**	**(25.3)**	**(69.4)**
Income tax benefit		13.6	12.0	2.9	15.8
Net (loss)		**(61.8)**	**(54.9)**	**(22.4)**	**(53.6)**
Attributable to:					
Sunrise Communications AG shareholders		(63.6)	(56.7)	(23.3)	(55.1)
Non-controlling interests		1.8	1.8	0.9	1.5
Earnings (loss) per share					
Basic and diluted (loss) per share of class A	7	(0.9)	(0.8)	(0.3)	(0.8)
Basic and diluted (loss) per share of class B	7	(0.1)	(0.1)	(0.0)	(0.1)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

[1] Excludes restructuring charge (see Note 6).

27 **Q2 Financial Results 2026 I** Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Interim Consolidated Statements of Comprehensive Income or Loss (Unaudited) Six months ended 30 June Three months ended 30 June CHF in millions 2026 2025 2026 2025 Net (loss) (61.8) (54.9) (22.4) (53.6) Items that are or may be reclassified to the statement of income or loss Foreign currency translation adjustments 0.3 (0.0) 0.0 0.0 Items that will not be reclassified to the statement of income or loss Pension-related adjustments (1.8) 4.6 (1.0) (1.4) Related tax 0.3 (0.8) 0.2 0.2 Other comprehensive income (loss), net of taxes (1.2) 3.8 (0.8) (1.2) Attributable to: Sunrise Communications AG shareholders (1.2) 3.6 (0.8) (1.2) Non-controlling interests 0.0 0.2 0.0 0.0 Total comprehensive income (loss), net of taxes (63.0) (51.1) (23.2) (54.8) Attributable to: Sunrise Communications AG shareholders (64.8) (53.1) (24.1) (56.3) Non-controlling interests 1.8 2.0 0.9 1.5 The accompanying notes are an integral part of these interim condensed consolidated financial statements. 28 Q2 Financial Results 2026 I Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Interim Consolidated Statements of Financial Position (Unaudited) Note 30 June 31 December CHF in millions 2026 2025 Assets Current assets: Cash and cash equivalents 99.8 273.2 Trade receivables 340.5 330.7 Financial assets 12 101.9 140.9 Tax receivables 4.3 5.5 Other current assets 8 302.8 270.6 Total current assets 849.3 1,020.9 Non-current assets: Property, plant and equipment 2,247.3 2,231.6 Goodwill 6,012.7 6,012.7 Intangible assets 723.2 934.5 Right-of-use assets 1,373.3 1,367.9 Financial assets 12 4.4 9.6 Investments 32.0 30.0 Deferred tax assets 17.8 15.3 Other non-current assets 8 74.9 102.2 Total non-current assets 10,485.6 10,703.8 Total assets 11,334.9 11,724.7 29 Q2 Financial Results 2026 I Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Note 30 June 31 December CHF in millions 2026 2025 Liabilities and Equity Liabilities Current liabilities: Accounts payable 245.2 328.7 Lease liabilities 183.2 181.4 Financial liabilities 12 548.9 558.8 Provisions 22.4 2.9 Tax liabilities 21.9 11.4 Other current liabilities 8 449.6 456.9 Total current liabilities 1,471.2 1,540.1 Non-current liabilities: Lease liabilities 1,100.9 1,095.8 Financial liabilities 12 4,620.8 4,598.0 Provisions 68.2 67.3 Defined benefit obligations 1.8 1.8 Deferred tax liabilities 84.3 115.4 Other non-current liabilities 8 216.9 230.6 Total non-current liabilities 6,092.9 6,108.9 Total liabilities 7,564.1 7,649.0 Equity: Ordinary share capital 7.4 7.4 Treasury shares (0.1) (0.1) Reserves 3,738.7 4,042.2 Equity attributable to the shareholders 3,746.0 4,049.5 Non-controlling interests 24.8 26.2 Total equity 3,770.8 4,075.7 Total liabilities and equity 11,334.9 11,724.7 The accompanying notes are an integral part of these interim condensed consolidated financial statements. 30 Q2 Financial Results 2026 I Consolidated Statements

Financial Review | Consolidated Statements | Notes to the Consolidated Statements

Interim Consolidated Statements of Changes in Equity (Unaudited)

CHF in millions	Ordinary share capital	Treasury stock	Other reserves	Currency translation reserve	Actuarial gains/(losses) from defined benefit plans, net of taxes	Total equity attributable to shareholders	Non-controlling interests	Total equity
Balance at 1 January, 2025	**7.2**	**(0.1)**	**4,615.9**	**(263.6)**	**1.4**	**4,360.8**	**26.1**	**4,386.9**
Net income (loss)	—	—	(56.7)	—	—	(56.7)	1.8	(54.9)
Other comprehensive income (loss), net of taxes	—	—	—	—	3.6	3.6	0.2	3.8
Total comprehensive income (loss)	**—**	**—**	**(56.7)**	**—**	**3.6**	**(53.1)**	**2.0**	**(51.1)**
Share-based compensation	—	0.1	20.2	—	—	20.3	—	20.3
Repayment out of capital contribution reserves	—	—	(240.4)	—	—	(240.4)	—	(240.4)
Other capital contributions (distributions)	—	—	(0.9)	—	—	(0.9)	(2.1)	(3.0)
Balance at 30 June, 2025	**7.2**	**—**	**4,338.1**	**(263.6)**	**5.0**	**4,086.7**	**26.0**	**4,112.7**
Balance at 1 January, 2026	**7.4**	**(0.1)**	**4,302.1**	**(263.6)**	**3.7**	**4,049.5**	**26.2**	**4,075.7**
Net income (loss)	—	—	(63.6)	—	—	(63.6)	1.8	(61.8)
Other comprehensive income (loss), net of taxes	—	—	—	0.3	(1.5)	(1.2)	0.0	(1.2)
Total comprehensive income (loss)	**—**	**—**	**(63.6)**	**0.3**	**(1.5)**	**(64.8)**	**1.8**	**(63.0)**
Share-based compensation	—	0.0	12.2	—	—	12.2	—	12.2
Repayment out of capital contribution reserves	—	—	(250.9)	—	—	(250.9)	—	(250.9)
Dividend distribution to NCI	—	—	—	—	—	—	(3.2)	(3.2)
Balance at 30 June, 2026	**7.4**	**(0.1)**	**3,999.8**	**(263.3)**	**2.2**	**3,746.0**	**24.8**	**3,770.8**

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

31 **Q2 Financial Results 2026 I** Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Interim Consolidated Statements of Cash Flows (Unaudited) Six months ended 30 June Three months ended 30 June CHF in millions 2026 2025 2026 2025 Cash flows from operating activities: Net (loss) (61.8) (54.9) (22.4) (53.6) Income tax expense/(benefit) (13.6) (12.0) (2.9) (15.8) Share-based compensation expense 14.4 23.5 8.6 16.2 Depreciation of right-of-use assets 61.9 65.0 31.2 32.1 Depreciation and amortisation 431.8 456.2 217.8 222.8 Restructuring and other 28.5 7.1 1.0 5.3 Share of gains of equity method (2.0) (4.1) 0.0 (3.0) Financial income (58.6) (422.0) (37.3) (359.1) Financial expenses 181.6 530.9 94.8 456.7 Interest received — 1.5 — 0.5 Tax refunds 0.8 — 0.8 — Taxes paid (8.7) (21.2) (1.1) (9.8) Proceeds from sale of trade receivables 39.3 — 39.3 — Changes in operating assets and liabilities (146.5) (108.4) 37.5 (1.8) Net cash provided by operating activities 467.1 461.6 367.3 290.5 Cash flows from investing activities: Capital expenditures (128.3) (273.9) (45.5) (165.9) Advances to related parties (0.3) — — — Cash paid for other investing activities — (3.3) — — 32 Q2 Financial Results 2026 I Consolidated Statements

Financial Review | Consolidated Statements | Notes to the Consolidated Statements

CHF in millions	Six months ended 30 June 2026	Six months ended 30 June 2025	Three months ended 30 June 2026	Three months ended 30 June 2025
Net cash used in investing activities	**(128.6)**	**(277.2)**	**(45.5)**	**(165.9)**
Cash flows from financing activities:				
Interest paid	(143.5)	(135.9)	(18.7)	(32.9)
Net cash received (paid) for interest related derivative instruments	30.7	5.4	—	15.6
Repayment out of capital contribution reserves to Sunrise Communications AG shareholders	(250.9)	(240.4)	(250.9)	(240.4)
Borrowing of debt	110.0	896.0	110.0	668.0
Vendor financing additions	138.8	188.4	52.6	97.6
Repayments of debt	(110.0)	(807.6)	(110.0)	(640.1)
Principal payments on vendor financing	(219.7)	(174.2)	(132.2)	(41.2)
Payment of lease liabilities	(59.2)	(54.7)	(20.0)	(19.4)
Payment of financing costs and debt premiums	(3.6)	(9.2)	(0.4)	(3.4)
Net cash received (paid) for principal related derivative instruments	(0.3)	(68.0)	—	(20.7)
Cash (paid) for other financing activities	(3.9)	(1.9)	(3.9)	(1.9)
Net cash used in financing activities	**(511.6)**	**(402.1)**	**(373.5)**	**(218.8)**
Net (decrease) in cash and cash equivalents:	**(173.1)**	**(217.7)**	**(51.7)**	**(94.2)**
Cash and cash equivalents at the beginning of the period	273.2	351.8	151.6	228.2
Effect of exchange rate changes on cash	(0.3)	(0.3)	(0.1)	(0.2)
Cash and cash equivalents at the end of the period	**99.8**	**133.8**	**99.8**	**133.8**

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

33 **Q2 Financial Results 2026 I** Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Notes to the Unaudited Interim Condensed Consolidated Financial Statements (1) General Information Sunrise Communications AG is a public company incorporated, domiciled and registered in Switzerland. The registered office of Sunrise Communications AG is located at Glattpark (Opfikon), Thurgauerstrasse 101b, 8152, Switzerland. These unaudited interim condensed consolidated financial statements for the three-month and six-month periods ended 30 June 2026 and 30 June 2025 cover Sunrise Communications AG, as parent company, and its subsidiaries (hereinafter collectively referred to as 'Sunrise' or 'the Group'). The Sunrise principal operating company, Sunrise GmbH, is a full-range telecommunications provider in Switzerland, offering mobile voice and data, landline services (retail and wholesale voice, business and integration services), video and landline Internet including Internet Protocol Television (IPTV) services to both residential and business customers as well as to other operators. Sunrise has its own national backbone landline and IP network and its own mobile network based on 4G and 5G technologies. In connection with the services it provides, Sunrise also resells handsets manufactured by third-party suppliers. These unaudited interim condensed consolidated financial statements reflect the Sunrise consideration of the accounting and disclosure implications of subsequent events through 19 August 2026. 34 Q2 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements (2) Basis of Preparation These condensed Consolidated Interim Financial Statements for the three months and six months ended 30 June 2026 have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the last Annual Consolidated Financial Statements of Sunrise as at and for the year ended 31 December 2025 ('last annual financial statements'). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards. However, selected explanatory notes are included to explain events and transactions that are significant for an understanding of the changes in the Sunrise financial position and performance since the last annual financial statements. In preparing these Interim Condensed Consolidated Financial Statements, management has made judgements and estimates about the future that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates. The significant judgements made by management in applying Sunrise accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements. The following table summarises the principal exchange rates used by Sunrise (shown against CHF): 30 June 31 December 30 June 2026 2025 2025 Spot rates: Euro 1.0834 1.0739 1.0705 US Dollar 1.2366 1.2603 1.2591 Six months ended 30 June Three months ended 30 June 2026 2025 2026 2025 Average rates: Euro 1.0893 1.0628 1.0882 1.0680 US Dollar 1.2708 1.1623 1.2653 1.2112 (3) Material Accounting Policies These Interim Condensed Consolidated Financial Statements were prepared in accordance with the accounting policies described in the last annual financial statements and the amendments effective as of 1 January 2026 which are described below. Sunrise has not adopted early any standard, interpretation or amendment that has been issued but is not yet effective. Three new amendments exist for the first time in 2026, but are not applicable to these Consolidated Interim Financial Statements. Standard Name Effective from Amendment to IFRS 9 and IFRS 7 Classification and Measurement of Financial Instruments 1 January, 2026 Amendments to IFRS 1, 7, 9, 10 and IAS 7 Annual Improvements to IFRS Accounting Standards 1 January, 2026 Amendments to IFRS 9 and IFRS 7 Contracts Referencing Nature-dependent Electricity 1 January, 2026 As disclosed in the Group’s annual consolidated financial statements, the Group is assessing the impact of IFRS 18, which is effective from 1 January 2027. The Group continues to evaluate its impact. 35 Q2 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements (4) Segment Reporting Performance is measured based on Adjusted EBITDAaL as included in the internal financial For management purposes, Sunrise is organised into business units which reflect the reports reviewed by the CODM. This is considered an adequate measure of the operating different customer groups to which Sunrise provides its telecommunications products and performance of the segments reported to the CODM for the purposes of resource allocation services, and has the following three operating segments, which are its reportable segments: and performance assessment. Assets and liabilities are not allocated to operating segments in the management reports reviewed by the CODM, as the review focuses on adjusted • Residential Customers • Business Customers & Wholesale EBITDAaL. Sunrise depreciation and amortisation of property, plant and equipment and • Infrastructure & Support Functions intangible assets, share-based compensation, restructuring and other, finance income, finance expenses and income-tax expenses are reviewed on a total level, and are therefore The Board of Directors assumes the role of the Chief Operating Decision Maker ('CODM') and not allocated to operating segments. As Sunrise mainly operates in Switzerland, no monitors the operating results of the segments Residential Customers, Business Customers & geographical information is further presented. Wholesale and Infrastructure & Support Functions separately for the purpose of making decisions about resource allocation and performance assessment. Each of these segments engages in its particular business activity which is described below: • Residential Customers: Provides fixed-line and mobile services to residential end customers as well as sales of handsets. Sunrise focuses on selling its products in the Swiss telecommunications market by marketing bundled offers in fixed/Internet, mobile and IPTV. • Business Customers & Wholesale: Provides a full range of products and services, from fixed-line and mobile communications to Internet and data services as well as integration services to various business areas: small office and home office, small and medium-size managed enterprises and large corporate clients. The wholesale product portfolio covers voice, data, Internet and infrastructure services such as carrier and roaming services, which are marketed to business customers. • Infrastructure & Support Functions: Activities comprise support units such as network, IT and operations as well as staff functions like finance, human resources and strategy. 36 Q2 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Six months ended 30 June, 2026 Business Residential Infrastructure & CHF in millions Customers & Total Customers Support Functions Wholesale Total revenue 1,012.7 418.5 4.5 1,435.7 Direct costs (237.9) (140.4) (4.8) (383.1) 1 Indirect costs (198.1) (58.1) (214.3) (470.5) 2 Lease expense (26.4) (7.6) (57.8) (91.8) Adj. EBITDA after lease expense (EBITDAaL) 550.3 212.4 (272.4) 490.3 Depreciation and amortisation of property, plant and equipment and intangible assets (431.8) Share-based compensation (14.4) Restructuring and other (28.5) 3 Finance income/(expense) (91.0) Income tax benefit 13.6 Net income (loss) (61.8) 1 Includes other operating income and capitalised labour and excludes expenses for share-based compensation, restructuring and other. 2 Contains depreciation and interest expenses for lease arrangements under IFRS 16. Excludes expenses for short-term leases, which are reported in line Indirect costs . 3 Includes share of gains (losses) of equity-method investments and excludes interest expenses for leases, which are included in line Lease expense . 37 Q2 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Six months ended 30 June, 2025 Business Residential Infrastructure & CHF in millions Customers & Total Customers Support Functions Wholesale Total revenue 1,041.6 408.8 3.3 1,453.7 Direct costs (234.3) (135.3) (6.4) (376.0) 1 Indirect costs (206.1) (60.1) (221.8) (488.0) 2 Lease expense (25.5) (6.0) (64.1) (95.6) Adj. EBITDA after lease expense (EBITDAaL) 575.7 207.4 (289.0) 494.1 Depreciation and amortisation of property, plant and equipment and intangible assets (456.2) Share-based compensation (23.5) Restructuring and other (7.0) 3 Finance income/(expense) (74.3) Income tax benefit 12.0 Net income (loss) (54.9) ¹Includes other operating income and capitalised labour and excludes expenses for share-based compensation, restructuring and other. ²Contains depreciation and interest expenses for lease arrangements under IFRS 16. Excludes expenses for short-term leases, which are reported in line Indirect costs . ³Includes share of gains (losses) of equity-method investments and excludes interest expenses for leases, which are included in line Lease expense . 38 Q2 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Three months ended 30 June, 2026 Business Residential Infrastructure & CHF in millions Customers & Total Customers Support Functions Wholesale Total revenue 499.5 209.0 4.4 712.9 Direct costs (116.7) (71.8) (3.6) (192.1) 1 Indirect costs (96.3) (28.4) (105.4) (230.1) 2 Lease expense (13.3) (3.8) (29.2) (46.3) Adj. EBITDA after lease expense (EBITDAaL) 273.2 105.0 (133.8) 244.4 Depreciation and amortisation of property, plant and equipment and intangible assets (217.8) Share-based compensation (8.6) Restructuring and other (1.0) 3 Finance income/(expense) (42.3) Income tax benefit 2.9 Net income (loss) (22.4) ¹Includes other operating income and capitalised labour and excludes expenses for share-based compensation, restructuring and other. ²Contains depreciation and interest expenses for lease arrangements under IFRS 16. Excludes expenses for short-term leases, which are reported in line Indirect costs . ³Includes share of gains (losses) of equity-method investments and excludes interest expenses for leases, which are included in line Lease expense . 39 Q2 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Three months ended 30 June, 2025 Business Residential Infrastructure & CHF in millions Customers & Total Customers Support Functions Wholesale Total revenue 521.3 208.0 2.3 731.6 Direct costs (117.1) (71.1) (3.5) (191.7) 1 Indirect costs (95.3) (30.6) (112.6) (238.5) 2 Lease expense (12.8) (3.2) (31.3) (47.3) Adj. EBITDA after lease expense (EBITDAaL) 296.1 103.1 (145.1) 254.1 Depreciation and amortisation of property, plant and equipment and intangible assets (222.8) Share-based compensation (16.2) Restructuring and other (5.2) 3 Finance income/(expense) (79.3) Income tax benefit 15.8 Net income (loss) (53.6) 1 Includes other operating income and capitalised labour and excludes expenses for share-based compensation, restructuring and other. 2 Contains depreciation and interest expenses for lease arrangements under IFRS 16. Excludes expenses for short-term leases, which are reported in line Indirect costs . 3 Includes share of gains (losses) of equity-method investments and excludes interest expenses for leases, which are included in line Lease expense . 40 Q2 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements (5) Revenue from Customers Revenue by major category and reportable segment is set forth below: Six months ended 30 June, 2026 Business Residential Infrastructure & CHF in millions Customers & Total Customers Support Functions Wholesale Fixed: 459.4 239.4 — 698.8 Subscription 437.7 154.1 — 591.8 Non-subscription and hardware 21.7 85.3 — 107.0 Mobile: 500.6 174.7 — 675.3 Subscription 405.1 134.5 — 539.6 Non-subscription and hardware 95.5 40.2 — 135.7 Other: 52.7 4.4 4.5 61.6 Total 1,012.7 418.5 4.5 1,435.7 Six months ended 30 June, 2025 Business Residential Infrastructure & CHF in millions Customers & Total Customers Support Functions Wholesale Fixed: 496.8 238.2 — 735.0 Subscription 476.9 153.4 — 630.3 Non-subscription and hardware 19.9 84.8 — 104.7 Mobile: 494.9 169.0 — 663.9 Subscription 408.1 133.2 — 541.3 Non-subscription and hardware 86.8 35.8 — 122.6 Other: 49.9 1.6 3.3 54.8 Total 1,041.6 408.8 3.3 1,453.7 41 Q2 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Three months ended 30 June, 2026 Business Residential Infrastructure & CHF in millions Customers & Total Customers Support Functions Wholesale Fixed: 225.9 120.8 — 346.7 Subscription 216.8 76.9 — 293.7 Non-subscription and hardware 9.1 43.9 — 53.0 Mobile: 246.5 86.5 — 333.0 Subscription 202.7 67.5 — 270.2 Non-subscription and hardware 43.8 19.0 — 62.8 Other: 27.1 1.7 4.4 33.2 Total 499.5 209.0 4.4 712.9 Three months ended 30 June, 2025 Business Residential Infrastructure & CHF in millions Customers & Total Customers Support Functions Wholesale Fixed: 245.9 120.8 — 366.7 Subscription 237.5 77.0 — 314.5 Non-subscription and hardware 8.4 43.8 — 52.2 Mobile: 249.8 86.3 — 336.1 Subscription 206.3 67.4 — 273.7 Non-subscription and hardware 43.5 18.9 — 62.4 Other: 25.6 0.9 2.3 28.8 Total 521.3 208.0 2.3 731.6 42 Q2 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Subscription revenue Sunrise recognises service revenue from mobile and fixed services over the contractual period. Installation or activation fees related to the services provided are deferred as contract liabilities and recognised over the contractual period. Revenue from the sale of prepaid services is deferred and recognised at the time of use. Discounts that can be allocated to service revenues are evenly distributed over the minimum contract binding period. Mobile subscriptions have no contract term beyond a 60-day notice period, whereas residential services require a minimum contract term of 12 months. For contracts combined with a promotion, the typical minimum contract term is 24 months. For B2B service contracts, the contract term is typically between one and five years. Non-subscription and hardware Non-subscription revenues include mainly revenue from hardware sales, which are recognised at point-in-time upon delivery. Revenue from carrier and roaming services offered to medium-size and large enterprises and from fixed-line and mobile services on a wholesale basis to other operators are recognised over the contractual period. Other Other revenue includes mainly fees and ancillary revenues. Reminder fees are recognised at a point-in-time when the fee becomes due. Net collectible fees earned from early termination of contracts are recognised when collected. Other revenue also includes revenue from sales of built-to-suit network sites which is recognised at point-in-time when the sites are available for use and legal ownership is transferred and it further includes revenue from subleases which is recognised over time. 43 Q2 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review | Consolidated Statements | Notes to the Consolidated Statements

(6) Other Operating Income and Expenses

	Six months ended 30 June		Three months ended 30 June	
CHF in millions	**2026**	**2025[4]**	**2026**	**2025[4]**
Marketing & commissions	(99.0)	(98.5)	(47.3)	(47.0)
Network related costs	(62.5)	(66.1)	(31.6)	(32.0)
Professional services	(30.0)	(36.0)	(14.9)	(15.2)
Facility & energy	(29.5)	(31.6)	(14.6)	(15.7)
IT expenses	(34.4)	(47.6)	(19.4)	(23.2)
Administration	(19.3)	(20.5)	(9.6)	(10.0)
Call centre services	(21.1)	(21.7)	(10.2)	(10.4)
Allowance for receivables	(10.7)	(7.4)	(6.2)	(6.9)
Restructuring expenses	(27.8)	(4.9)	—	(3.1)
Other expenses	3.1	3.5	2.9	(0.5)
Total other operating expenses	**(331.2)**	**(330.8)**	**(150.9)**	**(164.0)**
Capitalised labour as non-current assets	30.1	31.3	14.8	15.8
Total other operating income and capitalised labour	**30.1**	**31.3**	**14.8**	**15.8**

Other operating expenses
During the six-month period ended 30 June 2026 expenditures for professional services decreased by CHF 6.0 million compared to the same period in 2025, primarily due to lower consultancy-related spend. IT expenses have decreased by CHF 13.2 million compared to the six-month period ended 30 June 2025, primarily due to lower project-related spend. The allowance for receivables increased by CHF 3.3 million during the six-month period compared to the previous-year period, primarily due to a change of estimate in the allowance for receivables model in Q1 2025. During the six-month period ended 30 June 2026 restructuring expenses increased by CHF 22.9 million compared to the same period in 2025, mainly due to personnel expenses as a result of the restructuring in Q1 2026 which led to an employee reduction of 147. The other expenses are mainly driven by subsequent reductions in historic cost.

The categories disclosed for other operating expenses do not include expenses that were included in other financial-statement line items (such as personnel expenses or depreciation).

[4] Reclassified to conform with 2026 presentation of other operating expenses hierarchy (details on next page).

44 **Q2 Financial Results 2026 I** Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Changes in other operating expenses hierarchy As of Q4 2025, there have been adjustments in the other operating expenses hierarchy. This change reflects a refinement of the other operating expenses hierarchy based on the ways in which management analyses and steers the business. Consequently, the 2025 amounts shown in the table above include the following reclassifications: Six months ended 30 June Three months ended 30 June CHF in millions 2025 2025 Marketing & commissions 0.0 0.1 Network related costs 3.5 1.4 Professional services 10.1 5.3 Facility & energy 1.2 0.7 IT expenses (13.1) (6.4) Administration (2.8) (1.6) Call centre services (1.5) (0.7) Allowance for receivables 2.0 1.0 Restructuring expenses — — Other expenses 0.6 0.2 Total other operating expenses —— 45 Q2 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements (7) Earnings per Share The earnings-per-share calculation uses the weighted average number of shares in issue during the period. The equity awards granted but not yet vested do not impact the diluted earnings per share, as the effect is anti-dilutive for 2025 and 2026 due to the net losses of Sunrise for the six months ended 30 June 2025 and 2026. Six months ended 30 June, 2026 Three months ended 30 June, 2026 Class A Class B Class A Class B Allocation of net income (loss) attributable to Sunrise share classes (in CHF million) (61.4) (2.2) (22.5) (0.8) Weighted average number of shares outstanding 70,413,221 25,566,624 70,660,601 25,507,345 Adjusted weighted average of shares outstanding 70,413,221 25,566,624 70,660,601 25,507,345 Basic and diluted earnings (loss) per share (in CHF) (0.9) (0.1) (0.3) (0.0) Six months ended 30 June, 2025 Three months ended 30 June, 2025 Class A Class B Class A Class B Allocation of net income (loss) attributable to Sunrise share classes (in CHF million) (54.7) (2.0) (53.1) (2.0) Weighted average number of shares outstanding 69,147,746 25,901,100 69,415,747 25,865,321 Adjusted weighted average of shares outstanding 69,147,746 25,901,100 69,415,747 25,865,321 Basic and diluted earnings (loss) per share (in CHF) (0.8) (0.1) (0.8) (0.1) 46 Q2 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements The number of shares outstanding is shown in absolute units below, rather than time-weighted units. 2026 Class A Class B Shares outstanding as of 31 December, 2025 70,108,614 25,805,386 Shares distributed from treasury shares 681,357 — Shares transferred between share classes 29,804 (298,041) Shares outstanding as of 30 June 70,819,775 25,507,345 2025 Class A Class B Shares outstanding as of 31 December, 2024 68,858,888 25,977,316 Shares distributed from treasury shares 768,381 — Shares transferred between share classes 13,852 (138,520) Shares outstanding as of 30 June 69,641,121 25,838,796 47 Q2 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements (8) Other Operating Assets and Liabilities The details of other current and non-current assets and other current and non-current liabilities of Sunrise are set forth below: 30 June 31 December CHF in millions 2026 2025 Other assets - current: Third party receivables 37.6 37.9 Prepayments 106.6 83.9 Contract assets 5.6 5.0 Contract costs 67.8 64.5 Inventories 57.6 51.9 Other 27.6 27.4 Total 302.8 270.6 Other assets - non-current: Trade receivables 27.9 35.5 Prepayments 30.7 43.2 Contract assets 3.0 4.9 Contract costs 12.5 18.0 Other 0.8 0.6 Total 74.9 102.2 Other liabilities - current: Accrued other liabilities 236.2 252.7 Accrued capital expenditures 49.0 59.2 Accrued payroll and employee benefits 35.5 44.4 Deferred revenue 97.3 66.2 Other 31.6 34.4 Total 449.6 456.9 Other liabilities - non-current: Other 216.9 230.6 Total 216.9 230.6 48 Q2 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Inventories Write-downs of inventories to the net realisable value totalled CHF 1.4 million at 30 June 2026 (Q2 YTD 2025: CHF 1.1 million). The value of inventories recognised as an expense in direct costs and other operating expenses totalled CHF 108.1 million (Q2 YTD 2025: CHF 91.6 million). No inventories were expected to be sold after more than one year. Property, plant and equipment and intangible assets During the six-month period ended 30 June 2026, Sunrise acquired assets of CHF 235.2 million (thereof acquired under vendor financing CHF 120.1 million) (Q2 YTD 2025: CHF 262.5 million, thereof acquired under vendor financing CHF 31.9 million). Prepayments - non-current and current Non-current prepayments decreased CHF 12.5 million driven by network prepayments reclassified to current prepayments. Current prepayments increased by CHF 22.7 million driven by reclassification from non-current as well as new prepayments mainly relating to Network and IT. Other liabilities - non-current and current As of 30 June 2026, the non-current liabilities balance related to broadcasting rights is CHF 211.3 million (31 December 2025: CHF 227.2 million). During the six-month period ended 30 June 2026, deferred revenue increased by CHF 31.1 million primarily due to the annual advance billing of certain service arrangements, which typically occurs on a seasonal basis in the first quarter. (9) Commitments and Contingencies The total contractual and purchase commitments as of 30 June 2026 amounted to CHF 775.0 million (31 December 2025: CHF 725.5 million ) including future investments in property, plant and equipment and intangible assets. Sunrise also has commitments pursuant to agreements with, and obligations imposed by, authorities, which may include obligations in certain markets to move aerial cables to underground ducts or to upgrade, rebuild or extend portions of the Sunrise broadband communication systems. Such amounts are not fixed or determinable. Sunrise is party to certain pending lawsuits and cases with public authorities and complaint boards. Based on a legal assessment of the possible outcome of each of these lawsuits and cases, management is of the opinion that these will not have a significant or adverse effect on the Sunrise Statements of Financial Position. 49 Q2 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements (10) Borrowings The CHF equivalents of the components of third-party debt are as follows: 30 June, 2026 Principal amount 30 June 31 December Weighted Average Unused Borrowing 5 Interest Rate (%) Capacity CHF in millions 2026 2025 Sunrise Holding Bank facilities 6.32% 485.8 1,576.9 1,547.2 Sunrise Holding SPE notes 4.60% — 2,151.3 2,143.3 Sunrise Holding Senior notes 3.88% — 265.7 268.0 Vendor financing 1.99% — 436.1 387.2 Total third-party debt before deferred financing costs, discounts, premiums and accrued interest 4.91% 485.8 4,430.0 4,345.7 The following table provides a reconciliation of total third-party debt before deferred financing costs, discounts, premiums and accrued interest to total debt including interest: 30 June 31 December 2026 2025 Total third-party debt before deferred financing costs, discounts, premiums and accrued interest: 4,430.0 4,345.7 Deferred financing costs, discounts and premiums, net (7.4) (8.5) Total carrying amount of third-party debt 4,422.6 4,337.2 Accrued interest on third-party debt 98.1 98.5 Total debt including interest 4,520.7 4,435.7 Current portion of debt 534.2 485.7 Non-current portion of debt 3,986.5 3,950.0 5 Represents the weighted average interest rate in effect at 30 June 2026 for all borrowings outstanding pursuant to each debt instrument, including any applicable margin. The interest rates presented represent stated rates and do not include the impact of derivative instruments, deferred financing costs, original issue premiums or discounts and commitment fees. Including the effects of derivative instruments, but excluding the impact of original issue premiums, discounts, deferred financing costs, vendor financing and commitment fees, the weighted average interest rate on Sunrise aggregate third-party variable- and fixed-rate indebtedness was 2.7% at 30 June 2026. The weighted average interest rate calculation includes principal amounts outstanding associated with all Sunrise secured and unsecured borrowings. 50 Q2 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review | Consolidated Statements | Notes to the Consolidated Statements

Sunrise Holding Bank facility

The Sunrise Holding Bank facility is the senior secured credit facility of certain consolidated entities of Sunrise. The details of Sunrise borrowings under the Sunrise Holding Bank facility are summarised in the following tables:

Six months ended 30 June, 2026

Sunrise Holding Bank facilities	Maturity	Interest Rate	Facility Amount (in Borrowing Currency)	Outstanding Principal Amount	Unused Borrowing Capacity	Carrying Value
			in millions		CHF millions	
AAA	15 February 2032	Term SOFR + 2.5%	$1,950.0	1,576.9	—	1,570.6
Revolving Facility B	31 March 2031	SARON + 2.0%	CHF500.0	—	485.8	—
Total				**1,576.9**	**485.8**	**1,570.6**

Year ended 31 December, 2025

Sunrise Holding Bank facilities	Maturity	Interest Rate	Facility Amount (in Borrowing Currency)	Outstanding Principal Amount	Unused Borrowing Capacity	Carrying Value
			in millions		CHF millions	
AAA	15 February 2032	Term SOFR + 2.5%	$1,950.0	1,547.2	—	1,540.5
Revolving Facility B	31 March 2031	SARON + 2.0%	CHF500.0	—	485.7	—
Total				**1,547.2**	**485.7**	**1,540.5**

The Sunrise Holding Revolving Facility provides for maximum borrowing capacity of CHF 500.0 million, including CHF 37.5 million under the related ancillary facility. With the exception of CHF 14.2 million of borrowings under the ancillary facility (which are blocked as financial guarantees), the Sunrise Holding Revolving Facility was undrawn at 30 June 2026.

Financing transactions

On 13 February 2025, the Group refinanced USD 1,045 million of Facility AX and partially repaid EUR 177.6 million of Facility AY through the drawdown of a new USD 1,300 million term loan ("Facility AAA").

Under the terms of the Additional Facility AAA Accession Agreement to Sunrise Financing Partnership, Facility AAA was issued at 99.75% of par and bears interest at a rate of Term SOFR +2.50% (the Original Margin) per annum and is due on 15 February 2032.

The Original Margin depends on meeting the conditions and targets in the Sunrise Sustainability Report and ESG Certificate. These must be shared with the Facility Agent from the financial year ending 31 December 2026 to 31 December 2031.

The proceeds from Facility AAA were applied directly to settle the previous facilities and did not involve the movement of cash through the Group's bank accounts. Consequently, the transaction's complete effect is not immediately apparent within the Statements of Cash Flows.

On 6 May 2025 the Group cancelled the remaining EUR 10 million commitment under its former Facility A, and on 8 May 2025 it cancelled EUR 33.3 million of commitments under its former Facility B. On 30 June 2025 the Group amended Facility B, replacing the prior EUR 720.0 million revolving commitment (maturing September 2029) with a CHF 500 million facility (maturing March 2031), transitioning pricing from EURIBOR + 2.5% to SARON + 2.0%.

51 **Q2 Financial Results 2026 I** Notes to the Consolidated Statements

Financial Review | Consolidated Statements | Notes to the Consolidated Statements

On 28 May 2025, the Group issued EUR 550.0 million of Senior Secured Notes maturing 15 May 2032 through its subsidiary Sunrise FinCo I BV and applied the proceeds in full to refinance its existing Term Loans AU and AY. Under the Notes Subscription Agreement, the Notes were issued at 100% of par, bear interest at a fixed rate of 4.625% per annum payable semi-annually in arrears on 15 January and 15 July, and are listed on The International Stock Exchange.

On 9 October 2025, the Group issued EUR 385.0 million of additional 4.625% Senior Secured Notes maturing 15 May 2032 through its subsidiary Sunrise FinCo I BV and applied the proceeds to refinance existing debt, including Term Loan AT and a portion of the USD 5.5% Senior Notes due 2028. Under the Notes Subscription Agreement, the Notes were issued at 100.125% of par, bear interest at a fixed rate of 4.625% per annum payable semi-annually in arrears on 15 January and 15 July, and are listed on The International Stock Exchange.

Concurrently, on 9 October 2025, the Group entered into an additional USD 650.0 million term loan under its Term Loan Facility AAA, maturing 15 February 2032, and applied the proceeds to refinance the remaining balance of Term Loan AT.

On 13 November 2025, the Group fully redeemed USD 75.0 million of 5.5% Senior Notes due 2028 issued by its subsidiary Sunrise HoldCo IV BV. The redemption was made at par, and the outstanding principal balance of the notes was reduced to zero. Interest accrued at a fixed rate of 5.5% per annum was paid in connection with the redemption.

On 10 December 2025, the Group partially repaid EUR 56.8 million of Senior Secured Notes due 2029 issued by its subsidiary UPCB Finance VII Limited. Following the repayment, the outstanding principal balance of the notes was reduced from EUR 374.9 million to EUR 318.1 million. Interest accrued at a fixed rate of 3.625% per annum was paid in connection with the repayment. All outstanding borrowings are classified as non-current as of 30 June 2026.

Six months ended 30 June, 2026

Sunrise Holding SPE notes	Maturity	Interest Rate	Original Issue Amount	Outstanding principal amount		Carrying Value CHF
				Borrowing Currency	CHF Equivalent	
			in millions			
2031 Sunrise holding senior secured notes	15 July 2031	4.88%	$1,250.0	$1,230.0	994.6	994.2
UPCB finance VII euro notes	15 June 2029	3.63%	€600.0	€318.1	293.7	293.3
Sunrise FinCo I B.V. 4.625% 2032 (€)	15 May 2032	4.63%	€935.0	€935.0	863.0	862.8
Total					**2,151.3**	**2,150.3**

52 **Q2 Financial Results 2026 I** Notes to the Consolidated Statements

Financial Review | Consolidated Statements | Notes to the Consolidated Statements

			Year ended 31 December, 2025			
				Outstanding principal amount		
Sunrise Holding SPE notes	Maturity	Interest Rate	Original Issue Amount	Borrowing Currency	CHF Equivalent	Carrying Value CHF
				in millions		
2031 Sunrise holding senior secured notes	15 July 2031	4.88%	$1,250.0	$1,230.0	975.9	975.5
UPCB finance VII euro notes	15 June 2029	3.63%	€600.0	€318.1	296.3	295.8
Sunrise FinCo I B.V. 4.625% 2032 (€)	15 May 2032	4.63%	€935.0	€935.0	871.1	870.0
Total					**2,143.3**	**2,141.3**

The Sunrise Holding SPE notes are non-callable prior to their respective call date (as specified under the applicable indenture). If, however, at any time prior to the applicable call date, all or a portion of the loans under the related Funded Facility are voluntarily prepaid (an 'SPE Early Redemption Event'), then the Sunrise Holding SPE will be required to redeem an aggregate principal amount of its respective Sunrise Holding SPE notes equal to the aggregate principal amount of the loans prepaid under the relevant Funded Facility. In general, the redemption price payable will equal 100% of the principal amount of the applicable Sunrise Holding SPE notes to be redeemed and a "make-whole" premium, which is the present value of all remaining scheduled interest payments to the applicable call date using the discount rate as of the redemption date plus a premium (as specified in the applicable indenture). Upon the occurrence of an SPE Early Redemption Event on or after the applicable call date, the Sunrise Holding SPE will redeem an aggregate principal amount of its respective Sunrise Holding SPE notes equal to the principal amount prepaid under the related Funded Facility at a redemption price (expressed as a percentage of the principal amount) plus accrued and unpaid interest and additional amounts (as specified in the applicable indenture), if any, to the applicable redemption date.

Sunrise Holding senior notes

Sunrise has issued certain senior notes that rank equally with all of the existing senior debt of such issuer and are senior to all existing subordinated debt of such issuer and which are secured by a pledge over the shares of Sunrise HoldCo IV. In addition, the indentures governing Sunrise senior notes contain customary incurrence-based covenants such as compliance with certain consolidated net leverage ratios, as well as restrictions with regard to the ability to sell certain assets. Also, in the case of a change of control, Sunrise must repurchase the relevant notes at a redemption price of 101%. Covenants are tested on a quarterly basis.

53 **Q2 Financial Results 2026 I** Notes to the Consolidated Statements

Financial Review | Consolidated Statements | Notes to the Consolidated Statements

The details of the Sunrise Holding senior notes are summarised in the following tables:

Six months ended 30 June, 2026

Sunrise Holding Senior notes	Maturity	Interest Rate	Original Issue Amount	Outstanding principal amount		Carrying Value CHF
				Borrowing Currency	CHF Equivalent	
			in millions			
3.875% senior notes	15 June 2029	3.88%	€635.0	€287.9	265.7	265.6
Total					**265.7**	**265.6**

Year ended 31 December, 2025

Sunrise Holding Senior notes	Maturity	Interest Rate	Original Issue Amount	Outstanding principal amount		Carrying Value CHF
				Borrowing Currency	CHF Equivalent	
			in millions			
3.875% senior notes	15 June 2029	3.88%	€635.0	€287.9	268.0	267.8
Total					**268.0**	**267.8**

Transfers of financial assets – Airtime-receivable securitisation

In June 2026, the Group sold trade receivables related to mobile services with gross carrying amounts of CHF 40.2 million (Q2 YTD 2025: CHF nil) to a third-party financial institution. The receivables were sold at par and derecognised because the Group transferred substantially all credit risk and surrendered control. The Group has no continuing involvement in the transferred receivables as defined in IFRS 7.The transferred receivables are derecognised upon sale and subsequent customer collections are received by the financial institution.

The transaction is presented in the Statements of Financial Position through the derecognition of the trade receivables and the recognition of the related consideration received as an increase in cash and cash equivalents (net of any contractual discounts and fees). Cash proceeds of CHF 39.3 million (Q2 YTD 2025 : CHF nil) are presented in the Statements of Cash Flows under proceeds from sale of trade receivables within cash flows from operating activities in 2026.

54 **Q2 Financial Results 2026 I** Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements (11) Financial Income and Expenses Six months ended 30 June Three months ended 30 June CHF in millions 2026 2025 2026 2025 Finance income: Interest income 0.6 1.5 0.3 0.5 Realised and unrealised gains on derivative instruments 56.9 — 35.9 — Foreign currency transaction gains — 418.5 — 356.6 Other gains, net 1.1 2.0 1.1 2.0 Total 58.6 422.0 37.3 359.1 Finance expenses: Interest expense (141.9) (160.6) (71.4) (77.7) Realised and unrealised losses on derivative instruments — (355.0) — (367.0) Foreign currency transaction losses (38.6) — (22.5) — Losses on debt modification and extinguishment (0.5) (14.9) (0.3) (12.0) Other financial expense (0.6) (0.4) (0.6) — Total (181.6) (530.9) (94.8) (456.7) 55 Q2 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review | Consolidated Statements | Notes to the Consolidated Statements

(12) Fair Value Estimation

The fair value of Sunrise debt instruments is generally determined using the average of applicable bid and ask prices. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data if available and rely as little as possible on entity-specific estimates. If all significant inputs required to calculate the fair value of an instrument are observable, the instrument is included in Level II.

For assets and liabilities that are recognised in the financial statements at fair value on a recurring basis, Sunrise determines whether transfers have occurred between levels in the hierarchy by re-assessing the categorisation (based on the lowest-level input that is significant to the fair-value measurement as a whole) at the end of each reporting period. There were no transfers between the different hierarchy levels in 2026 and 2025.

The fair values of financial assets and financial liabilities are summarised in the following table. Not included therein are certain financial assets and liabilities whose carrying amount corresponds to a reasonable estimation of their fair value, measured at amortised cost. These include cash and cash equivalents, trade receivables, accrued liabilities, lease liabilities and trade payables, as well as other receivables and liabilities whose carrying amount corresponds to a reasonable estimation of their fair value.

		30 June 2026		31 December 2025	
CHF in millions	**Fair Value Level**	**Carrying Amount**	**Fair Value**	**Carrying Amount**	**Fair Value**
Current assets carried at FVTPL:					
Derivative financial instruments	II	101.9	101.9	140.9	140.9
Non-current assets carried at FVTPL:					
Derivative financial instruments	II	4.4	4.4	9.6	9.6
Total financial assets		**106.3**	**106.3**	**150.5**	**150.5**
Current liabilities carried at FVTPL:					
Derivative financial instruments	II	14.7	14.7	73.1	73.1
Non-current liabilities carried at FVTPL:					
Derivative financial instruments	II	634.3	634.3	648.0	648.0
Non-current liabilities carried at amortised cost:					
Third-party debt	I	3,986.5	3,961.7	3,950.0	3,982.3
Total financial liabilities		**4,635.5**	**4,610.7**	**4,671.1**	**4,703.4**

56 **Q2 Financial Results 2026 I** Notes to the Consolidated Statements

Financial Review | Consolidated Statements | Notes to the Consolidated Statements

The financial liabilities presented in the Statements of Financial Position comprise the Group's borrowings and accrued interest (Note 10) and fair value estimation (Note 12). The carrying amounts of these financial liabilities reconcile to the amounts disclosed in Notes 10 and 12.

	30 June 2026			31 December 2025		
CHF in millions	**Current**	**Non-Current**	**Total**	**Current**	**Non-Current**	**Total**
Financial liabilities						
Third-party debt incl. vendor financing (Note 10)	436.1	3,986.5	4,422.6	387.2	3,950.0	4,337.2
Accrued interest on third-party debt	98.1	—	98.1	98.5	—	98.5
Derivative financial instruments	14.7	634.3	649.0	73.1	648.0	721.1
Total financial liabilities	**548.9**	**4,620.8**	**5,169.7**	**558.8**	**4,598.0**	**5,156.8**

(13) Events after the Balance Sheet Date

On 22 July 2026, Sunrise announced the successful pricing of EUR 500 million Senior Secured Notes due 2033. The proceeds will be used to fully refinance the existing EUR 3.875% Senior Unsecured Notes due 2029 and partially refinance the existing EUR 3.625% Senior Secured Notes due 2029, with the remaining balance expected to be repaid during the second half of 2026 from operating cash flows. The transaction further extends the Group's debt maturity profile, with substantially all of the Group's debt maturing in 2031 or thereafter. Under IFRS, this is considered a non-adjusting event after the reporting period.

57 **Q2 Financial Results 2026 I** Notes to the Consolidated Statements